Investing Strategically For Profitable Growth

- Strengthening Global Brands
- Accelerating Innovation
- Driving Greater Efficiency
- Developing Colgate People


Colgate

Strong Top-Line Growth Worldwide

(Dollars in Millions Except Per Share Amounts)	2004*	2003	Change
Unit Volume, Excluding Divested Businesses			+6.5%
Worldwide Sales	**$10,584.2**	$9,903.4	+7.0%
Gross Profit Margin	**55.1%**	55.0%	+10 basis points
Operating Profit	**$ 2,122.1**	$2,166.0	–2%
Operating Profit Margin	**20.0%**	21.9%	–190 basis points
Net Income	**$ 1,327.1**	$1,421.3	–7%
Percent to Sales	**12.5%**	14.4%	–190 basis points
Diluted Earnings Per Share	**$ 2.33**	$ 2.46	–5%
Dividends Paid Per Share	**$ .96**	$ .90	+7%
Operating Cash Flow	**$ 1,754.3**	$1,767.7	–1%
Percent to Sales	**16.6%**	17.8%	–120 basis points
Number of Registered Common Shareholders	**36,500**	37,700	–3%
Number of Common Shares Outstanding (in millions)	**527**	534	–1%
Year-end Stock Price	**$ 51.16**	$ 50.05	+2%

*Net income and diluted earnings per share in 2004 include a provision for the 2004 Restructuring Program of $48.0 million aftertax (excluding this charge, diluted earnings per share would have been $2.42). A complete reconciliation between reported results and results excluding the 2004 Restructuring Program is available on Colgate's web site.

- Every operating division participated in the strong 6.5% unit volume growth.
- Worldwide sales rose 7.0%, the fastest growth rate in nine years.
- As previously reported, 2004 profits were impacted by the combined effect of increased commercial spending and increases in raw and packing material costs more than offsetting sizable savings generated by the Company's global savings programs.
- In December 2004, the Company announced a four-year restructuring program projected to result in cumulative charges of between $550 and $650 million aftertax with annual aftertax savings projected to be in the range of $250 to $300 million by the fourth year of the program.

About Colgate

Colgate-Palmolive is a $10.6 billion global company serving people in more than 200 countries and territories with consumer products that make lives healthier and more enjoyable. The Company focuses on strong global brands in its core businesses—Oral Care, Personal Care, Home Care and Pet Nutrition. Colgate is delivering strong global growth by following a tightly defined strategy to increase market leadership positions for key products, such as toothpaste, toothbrushes, bar and liquid soaps, deodorants/antiperspirants, dishwashing detergents, household cleaners, fabric conditioners and specialty pet food.

Contents

Growth Highlights of Five Divisions (% of sales)


22%

North America
- Unit volume increased 2.5%.
- Colgate expanded its Number One position in the U.S. toothpaste market to a record 34.8% market share.
- Sales grew 1.0% and operating profit declined 3%, reflecting a strong increase in commercial spending and higher raw and packing material costs.


21%

Latin America
- Unit volume grew 6.5%, excluding divestments.
- Sales as reported and operating profit increased 4.0% and 2%, respectively.
- Growth was boosted by an array of new products, including Colgate Triple Action Mild Mint toothpaste and Colgate Whitening manual toothbrush.


25%

Europe
- Unit volume grew 12.5%, excluding divestments, and sales as reported increased 14.0%.
- The GABA acquisition added 5.5% to both sales and volume growth for the region.
- Operating profit increased 10% reflecting increased profitability for the division as well as favorable foreign exchange.


18%

Asia/Africa
- Delivered 8.0% unit volume growth in 2004, excluding divestments.
- Sales as reported and operating profit grew 8.0% and 10%, respectively, reflecting improved profitability combined with strengthened local currencies.
- Colgate Propolis and Colgate Simply White toothpastes drove growth in Oral Care throughout the region.


14%

Hill's Pet Nutrition
- World leader in specialty pet food, Hill's increased unit volume 3.5% in 2004.
- Sales and operating profit increased 9.0% and 5%, respectively.
- New products, including Prescription Diet Feline m/d in Europe, Japan and Asia, and veterinary endorsements are driving growth at Hill's.

Investing Strategically For Profitable Growth


Colgate

Dear Colgate Shareholder...

An Excellent Year For Colgate's Top-Line, Strong Market Share Gains Worldwide



"Colgate is capitalizing on strong top-line momentum as we enter 2005. This very positive trend combined with our new global restructuring program bodes well for strong profitable growth going forward. We remain focused on our high-margin core businesses and believe we are taking the right measures to invest strategically for profitable growth." **Reuben Mark**



"We are carefully targeting increased commercial investment to support our priority businesses in key high-potential markets around the world. Our stepped-up advertising spending is already paying off in higher market shares and new category leadership positions around the world. With our sharp focus on new products, we remain dedicated to accelerating innovation and furthering our leadership positions worldwide." **Bill Shanahan**

Q. Colgate achieved strong sales and unit volume growth in 2004. Do you expect this positive momentum to continue into 2005?

A. Reuben Mark: Colgate's sales and volume did grow very strongly in 2004. Global sales increased 7.0% and global unit volume from continuing businesses grew 6.5%, the strongest unit volume growth in six years. We are especially encouraged that every operating division achieved solid volume increases and that growth momentum strengthened throughout the year with global unit volume from continuing businesses building to 9.0% in the fourth quarter. These positive results are reflected in rising market shares for Colgate brands all around the world. For example, Colgate's toothpaste market shares are up in more than 100 countries around the world, including such competitive markets as the U.S., Mexico, China and Russia.

As we enter 2005, Colgate's pipeline is very full with innovative new products planned for launch in all of our core categories. This bodes well for 2005 to be another year of top-line strength for Colgate.

Q. Colgate's advertising spending was up significantly in 2004, both in absolute dollars and as a percent of sales. Will this level of spending continue in 2005?

A. Bill Shanahan: Advertising is an important business-building activity, and we are committed to using this marketing tool to aggressively support new products and existing brands. Spending levels required to maintain market share have increased around the world. In 2004, Colgate's advertising spending rose 10% to an all-time record level. In 2005, we expect our commercial spending to continue at competitive levels, including heavy increases in media.

This spending will be carefully targeted to support new products in the Company's core, high-margin categories and in key competitive markets including the U.S., China, Russia, India, Mexico and Brazil.

This kind of effective, sustained advertising is essential for continued growth, and we are pleased with the acceleration of our market shares and excellent unit volume growth that has followed the stepped-up spending.

Q. Please comment on the Company's 2004 profit trends.

A. Reuben Mark: After many years of strong growth, profits in 2004 were affected by several factors, including a heightened competitive environment requiring increased levels of commercial investment and steep increases in raw and packing material prices. These additional costs more than offset sizable savings generated by the Company's ongoing "Funding the Growth" programs. Rather than cut back on critical marketing and promotional activities, management chose to continue to spend at an increased pace. We strongly believe this was the best approach for the Company's medium and long-term business performance. The strong volume growth and solid market share gains seen throughout the year are evidence that these actions are already paying off.

In addition, profits in 2004 include a $48 million aftertax charge related to the 2004 Restructuring Program announced in the fourth quarter.

Despite a challenging year, we are pleased that gross profit margin grew more than expected, reaching a record 55.1% for the year.

This is not the first time we have confronted difficult business conditions. As in the past, Colgate is extremely focused on our proven business strategies and on emerging from these challenging periods even stronger than before.

Q. How will the 2004 Restructuring Program announced in December 2004 contribute to growth and profitability? When do the projected savings begin?

A. Reuben Mark: Colgate's 2004 Restructuring Program, a four-year restructuring and business-building plan, is well under way and will begin to generate important savings in the latter part of 2005. The program is designed to accelerate growth and generate additional savings throughout the income statement in a number of ways, with almost 100 individual initiatives included in the plan.

Overall, we are moving toward a truly global supply chain with fewer, more sophisticated global and regional state-of-the-art manufacturing centers. Business support functions will be centralized into regional and global shared-service centers with larger and more effective sales and marketing organizations in key markets.

We expect the 2004 Restructuring Program to result in cumulative charges of between $550 and $650 million aftertax and to generate annual aftertax savings of approximately $40 million to $50 million starting in 2005 and reaching $250 million to $300 million aftertax annually by 2008. These savings will be used to further increase marketing spending, accelerate innovation and strengthen profitability. We are confident in this program, and in 2006 we expect to increase our goal of gross margin improvement to 75–125 basis points annually.

We expect the plan's initiatives to help ensure continued solid worldwide growth in sales, unit volume and earnings per share.

Q. Providing a steady stream of innovative new products has been key to Colgate's success. Please elaborate on the Company's innovation strategy.

A. Bill Shanahan: Approximately 40% of total Company sales in 2004 came from new products launched within the past five years. These new products have led to strong market share growth and market leadership in core categories around the world. For example, in 2004 Colgate Max Fresh and Colgate Simply White toothpastes not only brought innovation to the category but also are contributing to record market shares in the U.S. We expect to continue keeping the pipeline full, especially in our high-margin categories of Oral Care, Personal Care and Pet Nutrition.

As successful as we have been, we are never satisfied. To continue our innovation, we are expanding and upgrading new product groups both within and outside the U.S., and we are strengthening our consumer and in-store shopper insight efforts that help us determine what products will appeal to consumers. At the same time, we are increasing R&D spending in key categories such as Oral Care and Pet Nutrition, and are partnering with the scientific community to generate further ideas.

(continued on page 4)



Palmolive
AROMA Creme
Shower Creme
with Moisturising CREME & Essential OILS
新 活性盐除菌消炎
天然保护. 抵抗细菌. 口腔更健康
高露洁
Colgate
氟钙牙膏
金银花
草本盐
薄荷
活性盐
净含量:160 克

Net Sales
($ billions)



$10
8
6
4
2
0
9.00
9.08
9.29
9.90
10.58
00
01

Gross Profit Margin
(% of sales)



55%
53
51
49
47
0
52.7
53.4
54.6
55.0
55.1
00
01

Operating Profit
($ billions)



$2.5
2.0
1.5
1.0
.5
0
1.74
1.83
2.03
2.17
2.12
00
01

Additional Operating Profit Information* [illegible]



$2.5
2.0
1.5
1.0
.5
0
1.74
1.83
2.03
2.17
2.19
2.12
00
01

* Excludes restructuring charge which [illegible] operating profit by $.07 billion under the 2004 Restructuring Program. A [illegible] reconciliation between reported [illegible] results excluding the 2004 Restructuring Program is available on Colgate's Web [illegible]

Cash Flow From Operations
($ billions)



1.54
1.50
1.61
1.77
03
04

Dividends Paid
(per common share)



.63
.68
.72
.90
03
04

Diluted Earnings Per Share



1.70
1.89
2.19
2.46
03
04

Additional Earnings Per Share Information* (per diluted share)



1.70
1.89
2.19
2.46
03
04

*Excludes restructuring charge which reduced diluted earnings per share by $.09 under the 2004 Restructuring Program. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program is available on Colgate's web site.

Dear Colgate Shareholder (continued)

Q. What is Colgate's growth strategy in emerging markets?

A. Bill Shanahan: Emerging markets with their large and growing populations offer excellent opportunities for Colgate. We will continue to increase our support behind our brands in these areas that offer so much potential. In fact, we are already seeing results from our stepped-up investment. In China, for example, Colgate maintained its leadership of the toothpaste market during the year with its national market share reaching 33% in December, and in Russia we achieved excellent market share gains in toothpaste, toothbrushes and deodorants.

Colgate's long-time presence in the developing world is a distinct competitive advantage. Local management has the know-how and experience needed to reach consumers in these vast markets with a wide range of quality products. Smaller sizes, refill packs and low-cost formulas are just some of the ways Colgate helps make products more affordable and desirable. Also key to our growth strategy in these regions is supporting our brands with educational and consumption-building programs that increase product usage.

Q. How has the recent GABA acquisition in Europe strengthened your global Oral Care business?

A. Bill Shanahan: GABA, a leading European oral care company, is a great strategic fit for Colgate because of its strong relationships with the dental profession and the academic community, and its strength in the important pharmacy distribution channel. When combined with Colgate's strong mass market presence, market shares in toothpaste in the region now exceed 33%, further strengthening Colgate's category leadership.

This is just the beginning. Oral Care, as we have stated, is a high-margin priority business for Colgate, and we see much more opportunity for additional growth, including geographic expansion of GABA products into Eastern Europe and further leveraging GABA's strong professional and academic relationships.

Q. What is Colgate doing to ensure its people have the skills and the tools they need to continue to succeed in today's dynamic global workplace?

A. Reuben Mark: We are committed to investing in Colgate people. We place high priority on offering a wide range of training and development opportunities for all employees to enable them to succeed and assure their strong performance. Each year, Colgate's global curriculum is updated and expanded. Today, Colgate offers more than 150 courses teaching leadership and functional skills across all disciplines and at varying levels.

The courses are tailored to Colgate's global business strategies and are taught by certified Colgate instructors who share best practices and emphasize business integrity. In addition to traditional classroom courses, training also takes place on the job and through e-learning.

Q. What is the Company's outlook for 2005 and beyond?

A. Reuben Mark: We firmly believe that the fundamentals of our business are very strong and our business strategy is sound. The top-line growth momentum seen in 2004 is continuing and our market shares are growing stronger and stronger around the world. We remain extremely focused on new product innovation in our core categories and are prepared to continue to spend aggressively to support our global brands. With the expected savings from the 2004 Restructuring Program and our ongoing "Funding the Growth" programs, we are optimistic that we will reach our profit expectations in 2005, and we believe we are back on track to return to double-digit earnings per share growth in 2006. I am confident that our historic success will continue.

Thank you,

Reuben Mark
Chairman and Chief Executive Officer

William S. Shanahan
President

Colgate's Corporate Governance Commitment

Governance is an ongoing commitment shared by our Board of Directors, our management and all Colgate people. At Colgate, we believe strongly that good corporate governance accompanies and greatly aids our long-term business success. This success has been the direct result of Colgate's key business strategies, including its focus on core product categories and global brands, people development programs emphasizing "pay for performance" and the highest business standards. Colgate's Board has been at the center of these key strategies, helping to design and implement them, and seeing that they guide the Company's operations.

Our Board of Directors is independent, experienced and diverse.

The Board believes that an independent director should be free of any relationship with Colgate or its senior management that may in fact or appearance impair the director's ability to make independent judgments, and in 2004 adopted strict new independence standards based on this principle. Since 1989, Colgate's Board of Directors has consisted entirely of outside independent directors, with the exception of the CEO. As its present directors exemplify, Colgate also values experience in business, education and public service fields, international experience, educational achievement, strong moral and ethical character and diversity. See page 46 for biographical information on each of our directors.

Our Board focuses on key business priorities and leadership development.

The Board plays a major role in developing Colgate's business strategy. It reviews the Company's strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. The Board also has extensive involvement in succession planning and people development with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments.

Open communication between and among directors and management fosters effective oversight.

Both inside and outside the boardroom, Colgate's directors have frequent and direct contact with Colgate's management. Key senior managers regularly join the directors during Board meetings and more informal settings, and together they actively participate in candid discussions of various business issues. Between scheduled Board meetings, directors are invited to, and often do, contact senior managers with questions and suggestions. Communication among the directors is enhanced by the relatively small size of Colgate's Board, which fosters openness and active discussion, and by regular meetings of the independent directors without the CEO present.

Established policies guide governance and business integrity.

First formalized in 1996, Colgate's "Guidelines on Significant Corporate Governance Issues" are reviewed annually to ensure that they are state-of-the-art. Formal charters define the duties of each Board committee and guide their execution. Colgate's Corporate Governance Guidelines and all Committee Charters are available on our web site at www.colgate.com. Additionally, the Board sponsors the Company's Code of Conduct and Business Practices Guidelines, which promote the highest ethical standards in all of the Company's business dealings.

Our Board plays an active role overseeing the integrity of the financial statements of the Company.

The Board is committed to the quality, integrity and transparency of Colgate's financial reports. This commitment is reflected in Colgate's long-standing policies and procedures, including an internal audit group monitoring financial controls worldwide, independent auditors who have a broad mandate and an independent Audit Committee overseeing these areas.

Good governance is the responsibility of all Colgate people.

Colgate people worldwide are committed to living our global values of Caring, Global Teamwork and Continuous Improvement in all aspects of our business. By managing with respect, Colgate people create an environment of open communication, teamwork and personal responsibility. A constant dedication to good governance shapes our Colgate culture and ultimately leads to good business results.

Good governance thrives from continuous improvement.

The Board has established a formal procedure to evaluate its overall performance against criteria that the Board has determined are important to its success. These criteria include financial oversight, succession planning, compensation, strategic planning and Board structure and role. The Board then reviews the results of the evaluation and identifies steps to enhance its performance. The Board's committees also conduct self-evaluations, examining their overall performance against their Committee Charters. During the past year, the Board developed an individual director evaluation process, which enables the directors to provide valuable feedback to one another for enhanced effectiveness.

Strengthening Global Brands

Colgate's ongoing strategy to focus on the most important global brands in four core categories has greatly increased sales from the Company's most valuable and profitable equities and contributed to market share gains worldwide.

Colgate's global brands, highly recognizable names like Colgate, Palmolive, Ajax, Mennen, Hill's, Softsoap, Suavitel and Fabuloso, are valuable assets that grow stronger year after year. In 2004, these brands contributed to market share gains around the world in a number of key categories including toothpaste, manual toothbrushes, shower gels and fabric conditioners. To go from strength to greater strength, Colgate employs a variety of business practices that expand market leadership positions and gain new ones.

Colgate focuses its attention and investment on its highest margin and fastest growing businesses to help generate more profitable returns. In Oral Care, new products and expanded brand-building activities in 2004 improved Colgate's global leadership in toothpaste by 1.6 share points and produced toothpaste market share gains in more than 100 countries worldwide. Today, Colgate ranks as the Number One toothpaste in 53 of the 67 largest markets where Colgate toothpaste is sold. In manual toothbrushes, a stream of innovative new products increased Colgate's global market share by 1.2 share points during the year, driving strong sales growth for this category in many of the Company's key markets. In fact, during 2004, Colgate increased its share of the global manual toothbrush market each quarter versus the previous quarter and gained new global leadership in this category.


Nuevo
Suavitel


Hill's
SCIENCE DIET
nature's best
All Natural with Added Vitamins & Minerals
Naturally Preserved
Real Garden Vegetables
Wholesome Grains
With Real Chicken

Investing in new advertising and marketing programs is one way that Colgate further strengthens its powerful global brands. After more than a decade in the market, Colgate Total, which actively fights 12 teeth and gum problems and provides 12 hour protection, is in many countries around the world the toothpaste recommended most often by the dental profession. To more strongly communicate this message to the consumer, Colgate Total is being relaunched globally with new packaging and hard-hitting advertising that highlights Colgate Total toothpaste's complete 12 hour protection and its ability to fight against a full range of oral health problems, ranging from cavities and gum inflammation to gum bleeding, plaque, tartar, stains and bad breath. The relaunch has already contributed to market share gains in Asia and Central Europe and will continue to expand around the world in 2005.

(continued on page 8)


Used by 70% of dental professionals.
Colgate Total
Colgate, used and recommended by most dentists.


Colgate Total
A fogorvosom választása.


Complete 12 Hour Antibacterial Protection
Colgate
Total 12
Fluoride Toothpaste
Clean Mint Paste
160g Fights 12 Teeth and Gum Problems

Powerful New Advertising Driving Strong Market Share Gains

New global advertising for Colgate Total toothpaste is helping consumers make a more informed choice about improving their oral health and is driving market share gains for Colgate. The impactful testimonial television commercials and print ads highlight the toothpaste's strong endorsement by the dental profession as well as its ability to provide complete 12 hour protection while actively fighting 12 teeth and gum problems.


Palmolive
AROMA THERAPY
RESTORE
DRY, DAMAGED HAIR

Philippines

Innovative New Products in Affordable Sizes

Offering innovative new products in affordable sizes has been key to Colgate's success in many developing countries where consumers have limited disposable income. In the Philippines, for example, selling small sachets of Palmolive Naturals and Palmolive Aromatherapy shampoos has led to increased consumption and record market shares.


Shampoo
Share
14.0
18.5
23.9
03
04

Investing Strategically For Profitable Growth
Strengthening Global Brands (continued from page 6)

In Western Europe, the powerful new advertising for Colgate Total toothpaste has contributed to market share gains for Colgate in 14 out of 16 countries in the region and has helped produce record high toothpaste market shares in the U.K., Italy, Spain, Portugal and Greece. These impactful television ads are now running in 31 countries worldwide.

In addition to traditional media outlets, Colgate is increasing its use of the Internet when marketing its products to consumers. In the U.S., for example, research has shown that, on average, people now spend more time online than they do reading magazines and newspapers combined. To capitalize on this, an Internet component is now built into many of the Company's advertising and media plans. Most major promotions are available online and all Colgate brands have their own web sites or web pages, all of which are accessible through Colgate's web site.



Consumer insight helps Colgate identify opportunities and target its messages. For example, Colgate Sensitive toothpaste, which not only relieves pain but also provides cavity and plaque protection, fresh breath and whiter teeth, is capitalizing on an untapped segment in Western Europe. Surveys indicate that more than 40% of consumers suffer from sensitivity; yet only about half of them buy sensitive toothpastes because they


Colgate

Vietnam

Expanding Distribution in Emerging Markets

Colgate is reaching more and more consumers each year by building and expanding its national distribution networks in emerging markets around the world. In the past four years, for example, Colgate has almost doubled the number of retailers selling its products throughout the remote villages of Vietnam.


Vietnam Toothpaste
Market Share
17.6
18.9
21.1
03
04

Costa Rica

...rom the Company's extensive shopper ...ight efforts, Colgate learned that con-...umers are loyal first to form and then to ...rand when it comes to underarm protec-...on. Adding new aerosol and roll-on forms ...o the Mennen Speed Stick 24/7 line of ...eodorants is attracting new consumers ...nd generating incre-...ental growth ...orldwide.


Cuidado
TOCADOR Y
fórmula
TERMO INTELIGENTE
Speed Stick 24/7
Protección Continua
FÓRMULA TERMO-INTELIGENTE
PROTEGE POR 24 HORAS CONTINUAS
24/7
horas

are concerned about compromising other mainstream benefits. The success of Colgate Sensitive toothpaste contributed to strong market share gains throughout the region.

Another key aspect of Colgate's growth strategy is to continuously strengthen and build upon the Company's close partnership with the dental profession. Methods range from distributing samples of Colgate products and supporting educational programs to participating in dental conventions and creating alliances with dental schools, all activities that bring Colgate closer to dental care professionals.

Consumption-building activities, especially in key emerging markets, are also strengthening Colgate's leading brands around the world. In Central America, for example, these activities, which include expanding distribution to rural villages, providing oral health education and free samples at local schools and selling product in smaller sizes, have more than doubled toothpaste consumption in the region since 1990.

Staying close to the consumer in markets around the world also helps Colgate identify regional and local preferences, which lead to stronger brand positions. For example, Colgate is gaining market share with products formulated for specific local tastes in China with Colgate Herbal Salt and Darlie Tea Care toothpastes and with Colgate Propolis toothpaste, which contains a substance made by bees understood to have antibacterial properties, in Russia and China. In the Philippines, Colgate has

(continued on page 11)


NEW!
Strong Teeth • Healthy Gums
Colgate
Propolis
Toothpaste with
Fluoride and Calcium





Nuevo PARA LA BUENA SALUD DE LA PIEL
Protex
SunCare
Jabón contra bacterias
Ayuda a Proteger contra la Resequedad

Guatemala

Addressing Local Needs with Innovative Products

Colgate knows that consumer needs can vary greatly from one part of the world to another. For example, new Protex Sun Care bar soap, delivering both quality skin care and antibacterial protection, is driving growth in countries with tropical climates such as Guatemala.

trengthening ore Businesses

e strategic acquisition of GABA Holding AG, a ading European oral care company, strengthned Colgate's oral care leadership in Western rope from 27% of the market to over 33%. ABA's strength in the important European armacy channel, its strong ties with the denl community and the opportunity for further eographic expansion of GABA products presnt great growth opportunities for Colgate. ictured at right is GABA regional sales manger Hansrudi Hasle introducing the Elmex e of products to a local pharmacist.



elmex
SENSITIVE
schützt sensible Zähne und freiliegende Zahnhälse
meridol
ZAHNPASTA
Fördert die REGENERATI
elmex
dentifricio per la protezione dalla carie



APOTHEKE
Löwen-
potheke
LÖWENAPOTHEKE
elmex
elmex
elmex

Switzerland

Investing Strategically For Profitable Growth
Strengthening Global Brands (continued from page 9)


NUEVA
Palmolive
HydraNatura
Crema
Cont.Net.400g

grown its bar soap business by more than 60% since the introduction of Palmolive Papaya bar soap earlier this year.

Acquisitions that are consistent with the Company's focus on its high-margin, fast-growing businesses are also part of the global growth strategy. During 2004, the acquisition of GABA Holding AG, a leading European oral care company, and certain leading fabric conditioner brands in the South Pacific are two examples. With GABA, Colgate has strengthened its toothpaste leadership in Western Europe, with Colgate's regional market shares increasing from 27% before the acquisition to 33% including GABA. This strategic acquisition helped Colgate gain the Number One position in toothpaste in Hungary, Switzerland and Germany. The purchase of Campbell Brothers Limited's fabric conditioner business in the South Pacific has helped Colgate achieve new leadership in this category in Australia.


Fabuloso
Lavanda
¡Limpia y aromatiza por más tiempo!
CONT.NET. 1 LITRO

Colgate also leverages the strength of its global brands by finding opportunities to expand them into new categories for fully incremental business. In Latin America, capitalizing on the strength of the Palmolive brand in personal care, Colgate recently entered the hand and body lotion category in Mexico with the introduction of Palmolive Hydra Natura hand cream and body lotion. Available in both dry skin and normal skin variants, Palmolive Hydra Natura hand cream and body lotion will soon be rolled out to the rest of Latin America, where the total category approximates $800 million in sales annually.

Similarly, Mennen, a world leader in stick deodorants, is adding incremental business by expanding into roll-on and aerosol forms of underarm protection products, which account for two-thirds of the category globally. Additional business is also coming from multiform underarm protection products recently introduced in Western Europe for the first time under the Palmolive name.

Colgate also strengthens its brands by building on earlier successes, as in the shower gel category in Europe. Last year, the sensorial appeal of Palmolive Aromatherapy helped make Palmolive the leading brand in shower gels across Europe. Now, Colgate is expanding its leadership in the region with Palmolive Aroma Creme, a shower gel moisturizing cream infused with essential oils.

In the Home Care category, Fabuloso, one of Colgate's leading all-purpose liquid cleaners, continues to experience double-digit growth with the addition of new unique scents, such as the highly popular Passion of Fruits.

In Australia, the Company is driving trial and growth for its Hill's Science Diet brand by partnering with the Royal Society for the Prevention of Cruelty to Animals (RSPCA), Australia's largest and most respected animal welfare organization. Through this successful partnership, pet adopters are counseled on the importance of nutrition and the benefits of Science Diet pet food. RSPCA shelters sell Science Diet exclusively, with the proceeds going to help support the shelter.

Strengthening Colgate's global brands is at the core of the Company's global growth strategy. These are just a few examples of activities that are going on throughout the organization around the world.

Accelerating Innovation

A key component of Colgate's brand leadership strategy is having innovative products in the right category ready to launch at the right time.

New products drive Colgate's market shares and in 2004 contributed to a worldwide unit volume gain of 6.5%, excluding divested businesses, with each operating division contributing strong volume gains.

Innovative products are generated by new product innovation groups, made up of collaborative teams of experts in marketing, research and development, and consumer insights. These innovation centers are physically located within every geographic region in order to stay close to consumers and to best identify their needs and preferences.

In Oral Care, products like Colgate Oxygen and Colgate Simply White toothpastes are breaking new ground. Colgate Oxygen toothpaste, gaining share in Western Europe, capitalizes on the perception of purity and freshness offered by oxygen. In the U.S., Colgate Simply White toothpaste, with its patented dual chamber tube, is clinically proven to whiten teeth in just 14 days, eliminating the need for an extra whitening step in one's daily oral care routine.

Colgate's innovation is evident across all core categories. In Personal Care, new Softsoap Silky Radiance exfoliating body wash with moisture cream has gentle exfoliants that lift away dead skin cells to keep skin feeling soft and smooth, offering consumers the benefits of a spa-like experience at home.

In Home Care, an innovative product growing in popularity, especially in France and Greece, is Soupline Hearts fabric conditioner, which offers consumers the unique convenience of a unit dose tablet placed in the machine at the start of the wash. In the U.S., new Palmolive Oxy Plus dishwashing liquid, offering a powerful oxygenated cleaning action to remove tough grease and stuck-on food, helped drive Colgate's market share in this category up nearly 3 market share points during this past year. The new advanced formula in Palmolive Oxy Plus dishwashing liquid is the toughest on grease, and this formula technology is now being rolled out across most of the Company's dishwashing products.


FRAIS
Ajax
Multi-Usages
Suavitel
Sin Enjuague

Other technologically advanced products responding to consumer needs include the new clean water formula for Ajax all-purpose cleaner in Europe and the recently introduced Suavitel No Rinse fabric conditioner in Mexico. The revolutionary new formula for Ajax liquid cleaner uses innovative technology to draw dirt in the wash water to the bottom of the bucket leaving cleaner water on top for mopping, resulting in a cleaner rinse and shine. In Mexico, where most laundry is done by hand, Suavitel No Rinse fabric conditioner is bringing added convenience to consumers with its special foam-cutting ingredient that eliminates the need to rinse laundry detergent from the clothes prior to conditioning.

Colgate remains dedicated to bringing consumers innovative new products in core categories all over the world.


NEW!
MaxFresh
with MINI BREATH STRIPS
Colgate
Fluoride Toothpaste
WHITENING
COOL MINT
NET WT 4.6 OZ (130g)
Colgate MaxFresh

United States

Advanced Technology Delivering Bursts of Freshness

Collaboration among Colgate scientists helped develop the patent-pending technology behind new Colgate Max Fresh, the first and only whitening toothpaste infused with mini-breath strips. The mini-breath strips dissolve instantly upon brushing, releasing an extra rush of breath-freshening power. Offered in Cool Mint, Clean Mint and Cinnamint flavors, Colgate Max Fresh toothpaste is already winning with U.S. consumers and will soon be available in parts of Latin America and Asia. Pictured at left is Colgate scientist Guofeng Xu.

Strong Clinicals Supporting a Whole Mouth Clean

With its special bristle configuration, unique tongue cleaner and soft polishing cups, new Colgate 360° manual toothbrush is designed to provide a whole mouth clean. The brush's proven results for better plaque and bacteria removal take brushing to a new level of clinical superiority. This innovative new toothbrush is off to a great start in Europe, the South Pacific and North America and will soon be rolled out to the rest of the world.


New Colgate 360°
Clinically proven results
Special bristle configuration
Unique tongue cleaner
Special bristle configuration
Designed for a
whole mouth clean


Colgate
Colgate Total
Colgate 360°

Global


Colgate

Driving Greater Efficiency

At Colgate, increasing efficiency began with the supply chain and now reaches across all functions worldwide. The savings generated are reinvested into new product development and marketing activities that fuel future growth.

For the past two decades, cost-saving initiatives have resulted in extraordinary improvement in Colgate's gross margin, rising from 37.9% in 1984 to 55.1% in 2004. Today, Colgate is strengthening its efforts to achieve even more savings across all functions.

Every year as Colgate gets closer to its goal of being a truly global manufacturer, more savings are achieved from highly efficient state-of-the-art manufacturing centers serving broad geographic regions. With toothbrushes, for example, Colgate has simplified its supply chain by reducing the number of suppliers by 30% over the past three years. Further simplification is being achieved through reducing the number of stock keeping units (SKUs). For example, in Western Europe a key range of toothbrush



Global

Global Reformulation Providing Savings and Greater Efficacy

A new global formula for Palmolive dishwashing liquid not only delivers stronger grease-fighting benefits but is also more cost-effective. As a result of the reformulation, Colgate realized savings of over $5 million in 2004. The powerful new formula technology is now being expanded across most of the Company's global dishwashing products. *Pictured at left is Colgate scientist Gary Jakubicki.*


Toughest on Grease!
Mild on Hands
ULTRA
Palmolive
OXY
plus
OXYGENATED CLEANING


Annual Savings From
Indirect Materials and Services
Capital Expenditures
Media Advertising
Personal Computers
Contract Labor
$40 Million
$5 Million
2001
2004

By consolidating suppliers and leveraging global negotiations, Colgate has saved over $90 million, on a cumulative basis, since 2001 on purchases of indirect materials and services such as those listed above.

SKUs was reduced by nearly 50%.

Purchasing is one area in which Colgate has achieved considerable savings. These savings have come, for example, from participating in reverse auctions online with authorized suppliers and by finding new lower cost sources for high-quality raw materials in countries such as China and India.

Online bidding in e-auctions is saving Colgate 10%-12% annually. In just one example, Colgate has saved close to $10 million in bidding online for the trucking of goods in Europe and North America.

To find sources of lower cost ingredients and other raw materials, Colgate has established an on-the-ground team in China that is exploring such opportunities. Two of the team's first efforts focus on lower prices for silica, used in toothpaste, and cutting by more than 30% the price of holograms used on toothpaste packaging. Already, this work has identified savings opportunities of $10 million in 2004 and is expected to offer much more as the team continues its work and the effort is expanded to other countries.

In the U.S. and around the globe, multifunctional selling teams are collaborating with key trade customers to develop more efficient ways of growing categories, using resources better and sharing their expertise. This results in our having the right product in the right store with more attractive presentation on the shelf, more effective management of logistics and promotional investments, reduced out-of-stocks and excellent customer service.

As Colgate passes the 10-year anniversary of our SAP partnership, the opportunities for future savings continue to grow with the addition of new capabilities. An example is a new application that helps plan, manage and measure results of promotional plans, thereby improving spending efficiency. In 2004, the system was developed and tested in Mexico and will expand into other regions during 2005 and beyond.

These are just a few of the many initiatives under way at Colgate designed to produce ongoing savings that, together with the 2004 Restructuring Program, will help fund future growth.

New Manufacturing Process Speeding Soap Production Worldwide

At Colgate's manufacturing facility in Mexico, new breakthrough technology for continuous bar soap-making allows faster formula changeover, requires less energy and produces more consistent product quality, all leading to significant cost savings and better customer service. This leading-edge technology is now being used to produce Colgate's bar soap in plants around the world. Pictured at right is plant operator Juan Colecio.


Mexico

Mexico



Developing Colgate People

Assuring that Colgate employees everywhere have both the leadership and functional skills required for success is vital to achieving corporate goals.

Training at Colgate is designed to meet strategic business needs by adding depth and breadth to the Company's organizational strength. Education and training courses are conducted continuously across the world, across all disciplines and at all levels. The programs, developed with internal global teams of experts in the field of study, are practical, relevant to each employee's work and interactive.

Training is used to transfer best practices from one part of the world to another, from one functional area to another, and from outside the Company as well as internally, all contributing to better global teamwork.

Based on the philosophy that "Colgate Leaders Teach," the training is highly effective and cost-efficient, especially because it is

Sharing Best Practices

Colgate's training courses are often developed as a vehicle to share best practices around the world. "Indirect Trade Business Management," for example, a course developed in Latin America and now being rolled out globally, teaches a six-step process for developing strategies and business plans when managing the indirect trade — an important part of Colgate's overall business in many parts of the world.

Latin America


The Indirect Trade Business Management Process
1. Commit to the 5P Strategy


TIENDA ESPERANZA
Colgate

Global Teamwork

Colgate employees are increasingly using e-tools to collaborate virtually across broad geographies. eTeamRooms, for example, housed on Colgate's intranet enable teams and departments to coordinate people, tasks, project plans, documents and calendars all in one location. Shown here, Lavelle Jones, Marianne Zappone and Steve Miller collaborate on a Home Care project.



Global



eTeamRoom



Global

Colgate-specific and conducted by Colgate people, including both high-potential leaders and seasoned professionals. Additionally, being a Colgate instructor is in itself a broadening development experience for those selected.

More than 150 global training courses are offered. For example, "Managing With Respect," required of all managers, builds skills to put into action the Company's Managing With Respect principles and its corporate values of Caring, Global Teamwork and Continuous Improvement.

Recognizing the importance of identifying, developing and retaining future leaders, the Company created the "Colgate Leadership Challenge" program to build the next several generations of senior managers. Each year, approximately 20 early career individuals representing all functions and all regions are selected to participate in the program that brings them to corporate headquarters in New York for a week, where they work on team projects and interact with senior executives.

Colgate also offers e-learning programs, allowing employees to participate at their own convenience. One example, "Datamaster," geared toward marketing and sales personnel, teaches how to analyze and integrate marketing data from various sources, such as retail scan and household panel data, in order to make better, more actionable business decisions.

Developing Colgate people is an important part of providing stimulating career paths and a motivating environment that will attract and retain the best employees for Colgate's continued success.



Doing Business in High Inflation Economies
Managing With Respect

Investing in Training

- 150 global training programs
- 3,000 certified Colgate instructors worldwide
- 30,000 participants in 2004

Each year for the past 10 years, Colgate has updated and expanded its global curriculum to best meet strategic business needs and to further support personal skills development.

Global Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Dollars in Millions Except Per Share Amounts

Executive Overview

Colgate-Palmolive Company seeks to deliver strong, consistent business results and superior shareholder returns by providing consumers, on a global basis, with products that make their lives healthier and more enjoyable.

To this end, the Company is tightly focused on two product segments: Oral, Personal and Home Care; and Pet Nutrition. Within these segments, the Company follows a closely defined business strategy to develop and increase market leadership positions in key product categories. These product categories are prioritized based on their capacity to maximize the use of the organization's core competencies and strong global equities and to deliver sustainable long-term growth.

Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each region. The Company competes in more than 200 countries and territories worldwide, with established businesses in all regions contributing to the Company's sales and profitability. This geographic diversity and balance helps to reduce the Company's exposure to business and other risks in any one country or part of the world.

The Oral, Personal and Home Care segment is operated through four reportable operating segments, North America, Latin America, Europe and Asia/Africa, which sell to a variety of retail and wholesale customers and distributors. In the Pet Nutrition segment, Hill's also competes on a worldwide basis selling its products principally through the veterinary profession and specialty pet retailers.

To achieve its financial objectives, the Company focuses the organization on initiatives to drive growth and to fund growth. The Company seeks to capture significant opportunities for growth by identifying and meeting consumer needs within its core categories, in particular by deploying valuable consumer and shopper insights in the development of successful new products regionally which are then rolled out on a global basis. Growth opportunities are enhanced in those areas of the world in which economic development and rising consumer incomes expand the size and number of markets for the Company's products.

The investments needed to fund this growth are developed through continuous, corporate-wide initiatives to lower costs and increase effective asset utilization. The Company also continues to prioritize its investments toward its higher margin businesses, specifically Oral Care, Personal Care and Pet Nutrition. In June 2004, the Company completed its acquisition of GABA Holding AG (GABA), a privately owned European oral care company headquartered in Switzerland. Also, consistent with the Company's strategy to de-emphasize heavy-duty detergents, the Company completed the sale of certain European and Latin American laundry detergent brands during 2003 and 2004, respectively.

On an ongoing basis, management focuses on a variety of key indicators to monitor business health and performance. These indicators include market share, sales (including volume, pricing and foreign exchange components), gross profit margin, operating profit, net income and earnings per share (with and without charges related to the 2004 Restructuring Program described below); and measures to optimize the management of working capital, capital expenditures, cash flow and return on capital. The monitoring of these indicators, as well as the Company's corporate governance practices (including the Company's Code of Conduct), are used to ensure that business health and strong internal controls are maintained.

In 2004, Net sales grew 7.0% driven by strong volume growth of 5.5%, despite increased competition in several of the Company's key markets. These gains were driven by increased advertising and promotional support in key categories and markets, in line with the Company's strategy to invest in its higher margin businesses. At the same time, however, raw and packing material costs increased. The combined increase in these costs and the higher advertising and promotional spending more than offset savings generated during the year by the Company's ongoing global cost-reduction programs. As a result, Operating profit for the year declined 2%, which included a $68.7 charge in connection with the four-year restructuring and business-building plan the Company announced and began implementing in December 2004 (the 2004 Restructuring Program). The 2004 Restructuring Program is designed to enhance the Company's global leadership position in its core businesses. The savings and benefits from the 2004 Restructuring Program along with the Company's other ongoing cost-savings initiatives are anticipated to provide additional funds for investment in support of key categories and new product development while also supporting an increased level of profitability. For more information regarding the 2004 Restructuring Program, see "Restructuring Activities" below.

Dollars in Millions Except Per Share Amounts

Results of Operations

Net Sales
Worldwide sales were $10,584.2 in 2004. Sales increased 7.0% driven by volume gains of 5.5%, a decrease in net selling prices of 1.5% and a positive foreign exchange impact of 3.0%. The acquisition of GABA contributed 1.0% to worldwide sales and volume growth. Excluding the 2003 divestments of certain European detergent and soap brands and the 2004 divestment of certain detergents in Latin America, sales increased 8.0% on volume growth of 6.5%. Sales in the Oral, Personal and Home Care segment were $9,151.1, up 6.5% from 2003 on volume growth of 5.5%, decreases in net selling prices of 2.0% and a 3.0% positive impact of foreign exchange. Excluding the divestments in Europe and Latin America, sales in this segment increased 8.0% on volume growth of 7.0%. Sales in Pet Nutrition grew 9.0% to $1,433.1, driven by volume growth of 3.5%, positive foreign exchange of 4.0% and an increase in net selling prices of 1.5%. In 2003, worldwide sales increased 6.5% to $9,903.4 on volume growth of 3.5%, increases in net selling prices of 0.5% and a positive foreign exchange impact of 2.5%.

Gross Profit
Gross profit margin was 55.1% in 2004 compared to 55.0% in 2003 reflecting the Company's shift toward higher margin oral care products and cost-savings programs partially offset by increased promotional spending, raw and packing material costs and restructuring charges of $3.4 related to accelerated depreciation and certain employee retention payments under the 2004 Restructuring Program included in Cost of sales. The increase in 2003 from the 2002 level of 54.6% was driven by the Company's focus on its high margin oral and personal care businesses, savings from global sourcing, the regionalization of manufacturing facilities and other cost-reduction initiatives, despite an increase in worldwide materials costs.

Selling, General and Administrative Expenses
Selling, general and administrative expenses as a percentage of sales were 34.2% in 2004, 33.3% in 2003 and 32.6% in 2002. The 90-basis point (bps) increase as a percentage of sales in 2004 was primarily driven by increases in advertising spending (30 bps), selling and marketing costs (30 bps) and shipping and handling costs (20 bps). The increase as a percent of sales in 2003 resulted from increases in advertising of 60 bps and pension and other employee benefit costs of 40 bps, partially offset by savings from cost-control initiatives of 30 bps. Included in selling, general and administrative expenses is advertising spending of $1,063.0, $965.6 and $897.9 in 2004, 2003 and 2002, respectively, supporting new product launches and helping increase market shares throughout the world. Additionally, total commercial investment behind the Company's brands, including media, promotion and other consumer and trade incentives, some of which are recorded as a reduction of Net sales, increased by 13% in 2004 and 2003 and by 8% in 2002.

Other (Income) Expense, Net
Other (income) expense, net was $90.3, ($15.0) and $23.0 in 2004, 2003 and 2002, respectively. The changes year over year were driven by gains on sales of non-core brands and restructuring costs.

Other (income) expense, net in 2004 included charges of $65.3 related to the Company's 2004 Restructuring Program and a gain of $26.7 on the sale of certain detergent businesses in Latin America. For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring Activities" below and Note 4 to the Consolidated Financial Statements.

Other (income) expense, net in 2003 included gains of $107.2 ($63.5 aftertax) related to the sale of non-core brands partially offset by $59.3 ($39.0 aftertax) of costs related to the regionalization of manufacturing facilities, which combined resulted in a net benefit of $47.9 ($24.5 aftertax).

The components of Other (income) expense, net are presented below:

	2004	2003	2002
Minority interest	$ 47.9	$ 45.2	$ 41.3
Amortization of intangible assets	14.3	12.3	12.5
Equity losses (income)	(8.5)	(.3)	.6
Gains on sales of non-core product lines, net	(26.7)	(107.2)	—
2004 Restructuring Program	65.3	—	—
2003 restructuring activities	2.8	59.3	—
Other, net	(4.8)	(24.3)	(31.4)
	$ 90.3	$ (15.0)	$ 23.0

Other, net consists primarily of miscellaneous gains and losses including gains and losses on interest rate and foreign currency hedge contracts that do not qualify for hedge accounting.

Operating Profit
In 2004, Operating profit declined 2% to $2,122.1 after an 8% increase in 2003 to $2,166.0 from $2,013.1 in 2002. All years presented benefited from sales growth and cost savings initiatives. Additionally, 2004 included restructuring charges of $68.7 ($48.0 aftertax) in connection with the 2004 Restructuring Program and other business realignment costs of $19.7 ($15.2 aftertax), as well as a gain of $26.7 ($15.0 aftertax) on the sale of certain detergent businesses in Latin America. Operating profit in 2003 reflected the net impact of $47.9 ($24.5 aftertax) related to the sales of non-core brands and restructuring activities.

Interest Expense, Net
Interest expense, net was $119.7 in 2004 compared with $124.1 in 2003 and $142.8 in 2002. Low interest rates have allowed the Company to lower its interest expense despite increased debt levels resulting from the GABA acquisition in 2004. The decrease in 2003 resulted from lower interest rates and debt levels.

Income Taxes
The effective income tax rate was 33.7% in 2004 versus 30.4% in 2003 and 31.1% in 2002. The increase in 2004 is due in part to changes in the mix of income in foreign tax rate jurisdictions and increased costs of remittances, while the effective tax rate was reduced in 2003 through the realization of tax credits and incentives, and as a result of global tax planning strategies including overseas asset revaluations.

Dollars in Millions Except Per Share Amounts

Net Income

Net income was $1,327.1 in 2004 or $2.33 per share on a diluted basis compared with $1,421.3 in 2003 or $2.46 per share and $1,288.3 in 2002 or $2.19 per share. As previously discussed, Net income in 2004 includes an aftertax charge of $48.0 ($.09 per share) associated with the initial phase of the 2004 Restructuring Program. Net income in 2003 includes a net aftertax benefit of $24.5 ($.04 per share) resulting from the gain on the sale of certain European detergent brands, partially offset by 2003 restructuring activities.

Segment Results

The Company markets its products in over 200 countries and territories throughout the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. Segment performance is evaluated based on several factors, including operating profit. The Company uses operating profit as a measure of operating segment performance because it excludes the impact of corporate-driven decisions related to restructuring and related costs, interest expense, income taxes, and gains and losses on sales of non-core brands and assets.

Worldwide Net Sales by Business Segment and Geographic Region

	2004	2003	2002
Oral, Personal and Home Care			
North America [1]	$ 2,378.7	$2,356.2	$2,374.1
Latin America	2,266.0	2,179.5	2,206.8
Europe	2,621.3	2,304.1	1,984.3
Asia/Africa	1,885.1	1,747.5	1,542.0
Total Oral, Personal and Home Care	9,151.1	8,587.3	8,107.2
Total Pet Nutrition [2]	1,433.1	1,316.1	1,187.1
Net Sales	$10,584.2	$9,903.4	$9,294.3

(1) Net sales in the U.S. for Oral, Personal and Home Care were $2,000.3, $1,986.9 and $2,030.4 in 2004, 2003 and 2002, respectively.
(2) Net sales in the U.S. for Pet Nutrition were $781.0, $752.8 and $714.5 in 2004, 2003 and 2002, respectively.

Worldwide Operating Profit by Business Segment and Geographic Region

	2004	2003	2002
Oral, Personal and Home Care			
North America	$ 530.1	$ 547.4	$ 578.7
Latin America	627.7	613.3	647.4
Europe	539.0	488.2	409.0
Asia/Africa	310.1	280.7	232.6
Total Oral, Personal and Home Care	2,006.9	1,929.6	1,867.7
Total Pet Nutrition	389.7	371.0	318.3
Total Corporate	(274.5)	(134.6)	(172.9)
Operating Profit	$2,122.1	$2,166.0	$2,013.1

North America

Net sales in North America increased 1.0% to $2,378.7 on volume gains of 2.5%, positive foreign exchange of 1.0% and declines in net selling prices of 2.5%. In Oral Care, the success of Colgate Total Advanced Fresh, Colgate Max Fresh and Colgate Simply White toothpastes and Colgate Whitening and Colgate Sensitive manual toothbrushes drove volume gains for the category. New products contributing to growth in other categories include Softsoap Milk and Rose and Milk and Lavender shower gels, Mennen Speed Stick 24/7 deodorant and Palmolive Oxy-Plus dishwashing liquid. In 2003, Net sales in North America declined 1.0% to $2,356.2 on volume gains of 0.5%, positive foreign exchange of 1.0% and declines in net selling prices of 2.5%.

Operating profit in North America declined 3% to $530.1 in 2004 due to increased shipping and handling costs and declines in gross profit margin reflecting increased commercial investment and higher raw material costs. In 2003, Operating profit in North America declined 5% to $547.4 due to increased media and promotion costs as well as a decline in sales mainly attributable to lower sales of Colgate Simply White at-home tooth whitening gel.

Latin America

Net sales in Latin America as reported increased 4.0% to $2,266.0 as a result of 6.0% volume growth, increases in net selling prices of 1.5% and a negative foreign exchange impact of 3.5%. Net sales, excluding divested detergent businesses in Ecuador and Peru, increased 4.5% on volume gains of 6.5%. Brazil, Colombia, Venezuela, Central America, Argentina and Chile each contributed strong volume gains. New products driving gains in Oral Care include Colgate Triple Action Mild Mint, Colgate Herbal Whitening, Colgate Total Advanced Fresh and Sorriso Jua + Baking Soda toothpastes, and Colgate Whitening and Colgate Massager manual toothbrushes. Palmolive Aromatherapy shower gels, liquid hand soap and bar soap, Palmolive Naturals hair care line and Fabuloso Orange Energy all-purpose cleaner contributed to growth in other categories. In 2003, Net sales in Latin America declined 1.0% to $2,179.5 on 4.0% volume growth and increases in net selling prices of 7.5%, offset by the 12.5% negative impact of foreign currency declines primarily in Mexico, Venezuela, the Dominican Republic and Colombia.

Operating profit in Latin America increased 2% to $627.7 in 2004 reflecting increased sales and gross profit margins partially offset by higher advertising spending and shipping and handling costs. In 2003, Operating profit in Latin America decreased 5% to $613.3 due to negative foreign currency impact partially offset by volume growth and cost-control initiatives.

Europe

Net sales in Europe as reported increased 14.0% to $2,621.3 on 8.0% volume growth, a 9.0% positive impact of the stronger euro and other European currencies, and a 3.0% decline in net selling prices. Excluding the divested detergent and soap businesses, net sales increased 18.5% on volume gains of 12.5%. The GABA business added 5.5% to both sales and volume growth for the region. Strong volume gains were achieved in Italy, Spain, the United Kingdom, Russia, Poland, Turkey, Romania, Hungary, Ukraine and the Adria region. Successful new products driving gains in Oral Care include Colgate Sensitive Plus Whitening, Colgate Total Advanced Fresh and Colgate Oxygen toothpastes and the Colgate

Dollars in Millions Except Per Share Amounts

Massager and Colgate 360° manual toothbrushes. Recent innovations contributing to share gains in other categories are Palmolive deodorants, Palmolive Aroma Crème and Thermal Spa shower gels, Ajax all-purpose cleaners with clean water technology and Soupline Hearts fabric conditioner. In 2003, Net sales in Europe increased 16.0% to $2,304.1 on volume gains of 3.0% and a 15.5% positive impact of stronger foreign currencies, primarily the euro, offset by a 2.5% decline in net selling prices.

Operating profit in Europe increased 10% to $539.0 in 2004 and 19% to $488.2 in 2003 as a result of volume growth, gross margin improvement and the impact of stronger European currencies, partially offset by increased advertising.

Asia/Africa

Net sales in Asia/Africa as reported increased 8.0% to $1,885.1 on 7.0% volume growth, a 5.5% positive impact of foreign exchange and a 4.5% decline in net selling prices. Excluding divestments, sales increased 9.0% on volume gains of 8.0%. Healthy volume gains were achieved in China, India, Taiwan, Philippines, Thailand, Australia, South Africa and the Middle East. Strong growth in Oral Care throughout the region was driven by new product launches including Colgate Herbal Whitening and Colgate Fresh Confidence Plus Whitening toothpastes and Colgate Massager manual toothbrush. Palmolive Aromatherapy shampoo and Palmolive Aroma Crème shower gel contributed to gains in Personal Care. In 2003, Net sales in Asia/Africa increased 13.5% to $1,747.5 on volume gains of 7.5% and the positive impact of 8.5% from foreign currencies offset by a 2.5% decrease in net selling prices.

Operating profit grew 10% in Asia/Africa to $310.1 in 2004 and 21% to $280.7 in 2003, driven by volume gains and higher gross profit margins benefiting from the regionalization of manufacturing facilities as well as strong foreign currencies.

Pet Nutrition

Net sales for Hill's Pet Nutrition increased 9.0% to $1,433.1, driven by volume growth of 3.5%, positive foreign exchange of 4.0% and an increase in net selling prices of 1.5%. Science Diet Feline dry food, Science Diet Large Breed Canine Senior and Science Diet Large Breed Canine Light contributed to gains in the U.S. specialty retail channel. Internationally, growth was strong across all regions including Spain, France, Greece, Russia, Australia, Taiwan and South Africa, and new products helping to drive the strong growth were Science Diet Feline Hairball canned food and Prescription Diet Feline m/d. In 2003, Net sales for Pet Nutrition increased 11.0% to $1,316.1 on 4.5% volume growth, an increase of 1.5% in net selling prices and 5.0% in positive foreign currency impact.

Operating profit in Pet Nutrition grew 5% to $389.7 in 2004 on increased sales and ongoing cost-savings initiatives, partially offset by higher advertising spending and a decline in gross profit margin reflecting a sharp rise in commodity costs early in the year. Operating profit for 2003 increased 17% to $371.0 as a result of strong volume gains and higher gross profit margins, as well as ongoing cost-savings initiatives.

Corporate

Operating profit (loss) for the Corporate segment was ($274.5), ($134.6) and ($172.9) for 2004, 2003 and 2002, respectively. As previously discussed in Other (income) expense, net, the changes year over year were primarily driven by restructuring costs and gains on sales of non-core brands. Corporate operating expenses in 2004 include $68.7 of pretax charges related to the Company's 2004 Restructuring Program and a $26.7 pretax gain on the sale of certain detergent businesses in Latin America. In 2003 corporate operating expenses were reduced by gains on the sale of non-core brands, net of costs related to the 2003 regionalization of manufacturing facilities and business realignment activities, which had a combined net impact of $51.5, as well as gains on interest rate and foreign currency hedge contracts used to hedge economic exposures but that do not qualify for hedge accounting.

Restructuring Activities

2004 Restructuring Program

In December 2004, the Company commenced a four-year restructuring and business-building program to enhance the Company's global leadership position in its core businesses (the 2004 Restructuring Program). As part of the 2004 Restructuring Program, the Company anticipates streamlining its global supply chain through the rationalization of approximately one-third of its manufacturing facilities and the closure of certain warehousing facilities and also plans to centralize its purchasing and other business support functions. Business-building initiatives include enhancing and reallocating resources with an increase and upgrade in the sales, marketing and new product organizations in high-potential developing and other key markets, and the consolidation of these organizations in certain mature markets. The 2004 Restructuring Program is expected to result in approximately a 12% reduction in employees over the next four years.

The cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all phases are approved and implemented, totaling between $750 and $900 ($550 and $650 aftertax). The estimated cost in 2005 is $250-$325 ($175-$225 aftertax). Savings are projected to be in the range of $325-$400 ($250-$300 aftertax) annually by the fourth year of the program. The projected savings in 2005 are estimated at approximately $45 aftertax. Over the course of the four-year 2004 Restructuring Program, it is estimated that approximately 50%-60% of the charges will result in cash expenditures. Management's estimates of the cost and savings associated with the 2004 Restructuring Program are forward-looking statements and are subject to revision over time.

During 2004 the Company incurred $68.7 ($48.0 aftertax) of charges in connection with the initial phase of the program related to restructuring activities in Europe (51%), North America (25%), Latin America (9%), Asia/Africa (7%) and Corporate (8%). These activities include the previously announced closing or reconfiguration of eight manufacturing facilities in North America, Asia/Africa, Europe and Latin America and the realignment of marketing and sales organizations in Europe and Asia/Africa, which will result in net headcount reductions of approximately 1,100 employees.

Dollars in Millions Except Per Share Amounts

Summary of Activity for the 2004 Restructuring Program

	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Charges	$41.6	$ 3.3	$ 22.0	$ 1.8	$ 68.7
Cash payments	(1.4)	—	—	(1.4)	(2.8)
Non-cash activity	—	(3.3)	(22.0)	—	(25.3)
Foreign exchange	1.5	—	—	—	1.5
Restructuring accrual	$41.7	$ —	$ —	$ .4	$ 42.1

Costs for these restructuring activities are reflected in the Consolidated Statements of Income in Cost of sales ($3.4) and Other (income) expense, net ($65.3) in the Corporate segment as these decisions are corporate-driven and are not included in internal measures of segment operating performance.

2003 Restructuring Activities

In connection with the European brand divestments during 2003 and the Company's ongoing focus on the regionalization of manufacturing facilities to streamline and strengthen its operations, the Company realigned certain manufacturing operations and implemented workforce reduction programs primarily in Europe, Latin America and Asia/Africa. The Company incurred $2.8 and $59.3 of costs in 2004 and 2003, respectively, related to these restructuring activities which were substantially complete at the end of 2004. Costs for these restructuring activities are reflected in the Consolidated Statements of Income in Other (income) expense, net primarily in the Corporate segment.

Liquidity and Capital Resources

Net cash provided by operations in 2004 was $1,754.3 compared with $1,767.7 in 2003 and $1,611.2 in 2002. Higher cash tax payments and working capital changes in 2004 contributed to a slight decline in operating cash flow as compared to the prior year. A portion of the increased tax payments reflected in net cash provided by operations during 2004 includes tax payments of $55 related to the prior sale of certain non-core brands. The Company's working capital as a percentage of sales increased to 2.4% of sales in 2004 as compared with 1.7% of sales in 2003 primarily due to the accrued taxes in 2003 payable on the sale of non-core brands. The Company defines working capital as the difference between current assets (excluding cash and marketable securities, the latter of which is reported in other current assets) and current liabilities (excluding short-term debt). From a working capital perspective, the Company's inventory days coverage ratio has increased due to higher material costs and manufacturing and distribution changes while its receivable days sales outstanding ratio declined slightly.

Investing activities used $1,090.4 of cash during 2004 compared with $117.6 and $357.2 during 2003 and 2002, respectively, predominantly due to payments for acquisitions. The Company's acquisition of GABA is discussed in Note 3 to the Consolidated Financial Statements. Investing activities in 2004 reflect $37.0 of proceeds from the sale of certain non-core detergent brands in Latin America, while during 2003, the Company sold various detergent and certain non-core soap brands primarily marketed in Europe for an aggregate sales price of $127.6. Capital expenditures were $348.1, $302.1 and $343.7 for 2004, 2003 and 2002, respectively. Capital spending continues to be focused primarily on projects that yield high aftertax returns. Capital expenditures for 2005 are expected to be at the rate of approximately 3.5% to 4.0% of Net sales.

Financing activities used $611.1 of cash during 2004 compared with a use of $1,557.2 and $1,260.0 of cash during 2003 and 2002, respectively. Financing activities reflect financing related to the GABA acquisition, increases in common stock dividend payments and higher share repurchase activity during 2004. During 2004, long-term debt increased to $3,540.8 from $2,999.3 in 2003 and total debt increased to $3,675.1 in 2004 from $3,102.9 in 2003. The Company's long-term debt is rated AA– by Standard & Poor's and Aa3 by Moody's Investors Service.

The Company currently issues commercial paper in U.S., Canadian and European currencies, predominantly the Swiss franc. Commercial paper outstanding was $844.7 and $46.1 as of December 31, 2004 and 2003, respectively. The maximum commercial paper outstanding during 2004 and 2003 was $1,519 and $920, respectively. These borrowings carry a Standard & Poor's rating of A1+ and a Moody's rating of P1. The commercial paper and certain current maturities of notes payable totaling $852.5 are classified as long-term debt at December 31, 2004, as the Company has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its lines of credit that expire in 2007.

Certain of the Company's financing arrangements require the maintenance of a minimum ratio of operating cash flow to debt. The ESOP notes guaranteed by the Company and certain credit facilities contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

The Company repurchases common shares in the open market and in private transactions to maintain its targeted capital structure and to fulfill the requirements of its compensation and benefit plans. In October 2004, the Board of Directors authorized the Company to purchase up to 20 million shares of the Company's common stock through December 31, 2005 (the 2004 Program). Aggregate repurchases for 2004, including repurchases under the 2004 Program and other Board authorizations, were 12.4 million common shares for a total purchase price of $637.9. Aggregate repurchases for 2003 were 10.2 million common shares and .1 million shares of preferred stock for a total purchase price of $554.9. In 2002, 20.3 million shares were repurchased for a total purchase price of $1,105.2.

Dividend payments in 2004 were $536.2, up from $506.8 in 2003 and $413.4 in 2002. Common stock dividend payments increased to $.96 per share in 2004 from $.90 per share in 2003 and $.72 per share in 2002. The Series B Preference Stock dividend payments were increased to $7.68 per share in 2004 from $7.20 per share in 2003 and $5.76 per share in 2002. The Company recently increased the annualized common stock dividend to $1.16 per share and the annualized Series B Preference Stock dividend to $9.28 per share effective in the second quarter of 2005. Management currently intends to continue to pay dividends at increasing annual amounts per share from free cash flow.

Dollars in Millions Except Per Share Amounts

The Company believes that internally generated cash flows are adequate to support business operations and capital expenditures. Free cash flow before dividends was $1,406.2, $1,465.6 and $1,267.5 in 2004, 2003 and 2002, respectively. The Company defines free cash flow before dividends as net cash provided by operations less capital expenditures. As management uses this measure to evaluate the Company's ability to satisfy current and future obligations, repurchase stock, pay dividends and fund future business opportunities, the Company believes that it provides useful information to investors. Free cash flow before dividends is not a measure of cash available for discretionary expenditures since the Company has certain nondiscretionary obligations, such as debt service, that are not deducted from the measure. Free cash flow before dividends is not a GAAP measurement and may not be comparable with similarly titled measures reported by other companies. A reconciliation of net cash provided by operations to free cash flow before dividends follows:

	2004	2003	2002
Net cash provided by operations	$1,754.3	$1,767.7	$1,611.2
Less: Capital expenditures	(348.1)	(302.1)	(343.7)
Free cash flow before dividends	$1,406.2	$1,465.6	$1,267.5

In December 2004, the Company commenced the 2004 Restructuring Program, a four-year restructuring and business-building program, to enhance the Company's global leadership position in its core businesses. It is anticipated that cash requirements for the restructuring program will be funded with operating cash flow. Accordingly, management expects that in 2005 the projected cash costs of $110-$125 associated with the program will have a negative impact on 2005 operating cash flow.

The Company has additional sources of liquidity available in the form of lines of credit maintained with various banks and access to financial markets worldwide. Accordingly, the Company believes it has sufficient liquidity to meet its financing needs.

At December 31, 2004, the Company had access to unused domestic and foreign lines of credit of approximately $2,200 and also had $431.8 of medium-term notes available for issuance pursuant to an effective shelf registration statement. The Company's domestic lines of credit include $1,300.0 in facilities expiring in May 2007 and facilities of $330.0 expiring in December 2005. These domestic lines are available for general corporate purposes and to support commercial paper issuance.

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2004:

		Payments Due by Period					
	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt including current portion	$3,496.0	$1,297.8[1]	$278.3	$750.5	$134.2	$ 95.2	$ 940.0
Net cash interest payments on long-term debt[2]	1,142.1	116.5	103.1	102.1	54.5	50.3	715.6
Capitalized leases	44.8	6.0	6.6	6.6	6.7	7.0	11.9
Operating leases	452.0	94.5	79.5	69.6	59.8	56.4	92.2
Purchase obligations[3]	703.4	394.2	141.3	69.2	51.8	19.3	27.6
Total[4]	$5,838.3	$1,909.0	$608.8	$998.0	$307.0	$228.2	$1,787.3

(1) Long-term debt due in 2005 includes $852.5 of commercial paper and certain current maturities of notes payable that have been classified as long-term debt as of December 31, 2004, as the Company has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its unused lines of credit that expire in 2007.

(2) Includes the net interest payments on fixed and variable rate debt and associated interest rate swaps. Interest payments associated with floating rate instruments are based on management's best estimate of projected interest rates for the remaining term of variable-rate debt.

(3) The Company has outstanding purchase obligations with suppliers at the end of 2004 for raw, packaging and other materials in the normal course of business. These purchase obligation amounts represent only those items which are based on agreements that are enforceable and legally binding and that specify minimum quantity, price and term and do not represent total anticipated purchases.

(4) Long-term liabilities associated with the Company's postretirement plans are excluded from the table above due to the uncertainty of the timing of their cash flows. The amount and timing of cash funding related to these benefit plans will generally depend on local regulatory requirements, various economic assumptions (the most significant of which are detailed in "Critical Accounting Policies and Use of Estimates" below) and voluntary Company contributions. Based on current information, the Company is not required to make any mandatory contributions to its qualified domestic pension plan until 2012. Management's best estimate of cash requirements to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2005 is $99, including $55 of expected contributions to the Company's postretirement plans.

As more fully described in Note 13 to the Consolidated Financial Statements, the Company is party to various superfund and other environmental matters in connection with prior acquisitions. Substantially all of these liabilities have been acknowledged in writing as being covered by the Company's insurance carriers which are presently making all their required payments directly to the cleanup efforts and are expected to do so in the future. The Company is also contingently liable with respect to lawsuits, taxes and other matters arising in the ordinary course of business. While it is possible that the Company's cash flows and results of operations in a particular period could be affected by the one-time impact of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the financial position, results of operations or ongoing cash flows of the Company.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special purpose entities.

Managing Foreign Currency, Interest Rate and Commodity Price Exposure

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. Volatility relating to these exposures is managed on a global basis by utilizing a number of techniques, including working capital management, selective borrowings in local currencies and entering into certain derivative instrument transactions in accordance with the Company's treasury and risk management policies. The Company's treasury and risk management policies prohibit the use of leveraged derivatives or derivatives for trading purposes.

Dollars in Millions Except Per Share Amounts

With operations in over 200 countries and territories, the Company is exposed to currency fluctuation related to manufacturing and selling its products in currencies other than the U.S. dollar. The major foreign currency exposures involve the markets in the European Union and certain Latin American countries, although all regions of the world are subject to foreign currency changes versus the U.S. dollar. The Company actively monitors its foreign currency exposures in these markets and has been able to substantially offset the impact on earnings of foreign currency rate movements through a combination of cost-containment measures, selling price increases and foreign currency hedging of certain costs.

The Company primarily utilizes currency forward and swap contracts to hedge portions of its exposures relating to foreign currency purchases and assets and liabilities created in the normal course of business. From time to time, the Company hedges certain of its forecasted foreign currency purchases using forward contracts with durations no greater than 18 months.

Interest rate swaps and debt issuances are utilized to manage the Company's targeted mix of fixed and floating rate debt and to minimize significant fluctuations in earnings and cash flows that may result from interest rate volatility.

The Company is exposed to price volatility related to raw materials used in production. Futures contracts are used on a limited basis to manage volatility related to anticipated raw material inventory purchases. The results of the Company's commodity hedging activities are not material.

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA–/Aa3 or higher.

Value at Risk

The Company's risk management procedures include the monitoring of interest rate and foreign exchange exposures and hedge positions utilizing statistical analyses of cash flows, market value and sensitivity analysis. However, the use of these techniques to quantify the market risk of such instruments should not be construed as an endorsement of their accuracy or the accuracy of the related assumptions. Market exposures are evaluated using a value-at-risk (VAR) model and an earnings-at-risk (EAR) model that are intended to measure the maximum potential loss in interest rate and foreign exchange financial instruments, assuming adverse market conditions occur, given a 95% confidence level. Historical interest rates and foreign exchange rates are used to estimate the volatility and correlation of future rates.

The estimated maximum potential one-day loss in fair value of interest rate or foreign exchange rate instruments, calculated using the VAR model, is not material to the consolidated financial position, results of operations or cash flows of the Company in 2004 and 2003. The estimated maximum yearly loss in earnings due to interest rate or foreign exchange rate instruments, calculated utilizing the EAR model, is not material to the Company's results of operations in 2004 and 2003. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

For information regarding the Company's accounting policies for financial instruments and description of financial instrument activities, refer to Notes 2 and 7 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," replacing SFAS No. 123 and superseding Accounting Principles Board (APB) Opinion No. 25. SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation effective July 1, 2005. This compensation cost will be measured as the fair value of the award estimated using an option-pricing model on the grant date. The Company is currently evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R effective July 1, 2005, which is expected to result in increased compensation expense in future periods.

The American Jobs Creation Act of 2004 (the AJCA) was enacted on October 22, 2004. Among other provisions, the AJCA repeals an export incentive, creates a new deduction for qualified domestic manufacturing activities, and includes a special one-time deduction of 85% of certain foreign earnings repatriated to the U.S. The AJCA did not impact the Company's 2004 Consolidated Financial Statements.

The FASB issued FASB Staff Position (FSP) 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes,* to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (FSP FAS 109-1) on December 21, 2004. In accordance with FSP FAS 109-1, the Company will treat the deduction for qualified domestic manufacturing activities as a reduction of the income tax provision in future years as realized. The deduction for qualified domestic manufacturing activities did not impact the Company's Consolidated Financial Statements in 2004, and this deduction combined with the phase-out of the export incentive is not expected to have a material impact on the Company's effective tax rate in 2005.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP FAS 109-2), allowing companies additional time to evaluate the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. Management is currently evaluating recent tax law changes under the AJCA that create a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain qualifying dividends. Currently, uncertainty remains as to how to interpret certain provisions under the AJCA. As such, the Company has not concluded its analysis to determine whether, and to what extent, it might repatriate foreign earnings. Based on the analysis to date, however, it is possible that the Company may repatriate approximately $500 under the provisions of the AJCA. While substantial uncertainty remains, the Company has presently estimated that the associated tax cost of this amount could range from $15 to $50. The Company expects to be in a position to finalize the assessment within a reasonable amount of time after the issuance of clarifying U.S. Treasury or Congressional guidance.

Refer to Note 2 to the Consolidated Financial Statements for further discussion of recent accounting pronouncements.

Dollars in Millions Except Per Share Amounts

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to use judgment and make estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results could ultimately differ from those estimates. The accounting policies that are most critical in the preparation of the Company's Consolidated Financial Statements are those that are both important to the presentation of the Company's financial condition and results of operations and require significant or complex judgments and estimates on the part of management. The Company's critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for stock options, shipping and handling costs, and inventories.

- At December 31, 2004, two alternative methods for accounting for stock options were available, the intrinsic value method and the fair value method. The Company uses the intrinsic value method of accounting for stock options, and accordingly, no compensation expense has been recognized. Under the fair value method, the determination of the pro forma amounts involves several assumptions including option term until exercise and future stock price volatility. If the fair value method were used, diluted earnings per share for 2004, 2003 and 2002 would have decreased approximately 3%. As noted above, effective July 1, 2005, SFAS 123R will require all companies issuing stock options to implement the fair value method and recognize compensation expense for stock options granted. (Refer to Note 2 to the Consolidated Financial Statements.)
- Shipping and handling costs may be reported as either a component of cost of sales or selling, general and administrative expenses. The Company reports such costs, primarily related to warehousing and outbound freight, in the Consolidated Statements of Income as a component of selling, general and administrative expenses. Accordingly, the Company's gross profit margin is not comparable with the gross profit margin of those companies that include shipping and handling charges in cost of sales. If such costs had been included in cost of sales, gross profit margin as a percent to sales would have decreased from 55.1% to 47.9% in 2004 with no impact on reported earnings.
- The Company accounts for inventories using both the first-in, first-out (FIFO) method (80% of inventories) and the last-in, first-out (LIFO) method (20% of inventories). There would have been no impact on reported earnings for 2004, 2003 and 2002 had all inventories been accounted for under the FIFO method.

The areas of accounting that involve significant or complex judgments and estimates are pensions and other postretirement benefits, asset impairment, tax valuation allowances, and legal and other contingencies.

- In pension accounting, the most significant actuarial assumptions are the discount rate and the long-term rate of return on plan assets. The discount rate for domestic plans was 5.75%, 6.25% and 6.75% as of December 31, 2004, 2003 and 2002, respectively. As required, the discount rate is based upon published year-end rates on high-quality bonds. The assumed long-term rate of return on plan assets for domestic plans was 8.0% as of December 31, 2004, 2003 and 2002. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. A 1% change in either the discount rate or the assumed rate on plan assets would impact Net income by approximately $8. A third assumption is the long-term rate of compensation increase, a change in which would partially offset the impact of a change in either the discount rate or the long-term rate of return. This rate was 4.0%, 4.25% and 4.25% as of December 31, 2004, 2003 and 2002, respectively.
- The most judgmental assumption in accounting for other postretirement benefits is the medical cost trend rate. In 2004, the assumed rate of increase was 10.0% for 2005 and declining 1% per year until reaching the ultimate assumed rate of increase of 5% per year. The effect of a 1% increase in the assumed long-term medical cost trend rate would reduce Net income by approximately $3.2.
- Asset impairment analysis performed for goodwill and intangible assets requires several estimates including future cash flows, growth rates and the selection of a discount rate. Since the estimated fair value of the Company's intangible assets substantially exceeds the recorded book value, significant changes in these estimates would have to occur to result in an impairment charge related to these assets. Asset impairment analysis related to certain fixed assets in connection with the 2004 Restructuring Program requires management's best estimate of net realizable value.
- Tax valuation allowances are established to reduce tax assets such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income. A significant change to the Company's valuation allowances would primarily impact equity and would not materially impact reported earnings.
- Legal and other contingency reserves are based on management's assessment of the risk of potential loss, which includes consultation with outside legal counsel and advisors. Such assessments are reviewed each period and revised, based on current facts and circumstances, if necessary. While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be affected by the one-time impacts of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the Company's financial position, results of operations or ongoing cash flows. (Refer to Note 13 to the Consolidated Financial Statements for further discussion of the Company's contingencies.)

The Company generates revenue through the sale of well-known consumer products to trade customers under established trading terms. While the recognition of revenue and receivables requires the use of estimates, there is a short time frame (typically less than 60 days) between the shipment of product and cash receipt, thereby reducing the level of uncertainty in these estimates. (Refer to Note 2 to the Consolidated Financial Statements for further description of the Company's significant accounting policies.)

Outlook

In 2004, Net sales grew 7.0% driven by strong volume growth of 5.5%, despite increased competition in several of the Company's key markets. These gains were driven by increased advertising and promotional support in key categories and markets, in line with the Company's strategy to invest in its higher margin businesses. At the same time, however, raw and packing material costs increased. The combined increase in these costs and the higher advertising and promotional spending more than offset savings generated during the year by the Company's ongoing global cost-reduction programs. As a result, Operating profit for the year declined 2%, which included a $68.7 charge in connection with the four-year restructuring and business-building plan the Company began implementing in December 2004. The 2004 Restructuring Program is designed to enhance the Company's global leadership position in its core

Dollars in Millions Except Per Share Amounts

businesses. As part of the 2004 Restructuring Program, the Company anticipates streamlining its global supply chain, reallocating resources with an increase and upgrade in the sales, marketing and new product organizations in high-potential developing and other key markets and the consolidation of these organizations in certain mature markets.

Looking forward into 2005, while the Company expects market conditions to remain highly competitive, it believes it is well positioned for continued growth. It anticipates continuing to prioritize its investments in key categories and markets in order to further strengthen its competitive position and build market share. The savings and benefits from the 2004 Restructuring Program, along with the Company's other ongoing cost-savings initiatives, are anticipated to provide additional funds for investment in support of key categories and new product development while also supporting an increased level of profitability.

However, as noted above, the Company operates in a highly competitive global marketplace that is experiencing increased trade concentration and industry consolidation. In addition, changes in economic conditions, movements in commodity prices and foreign currency exchange rates can impact future operating results as measured in U.S. dollars. In particular, economic and political uncertainty in some countries in Latin America and changes in the value of Latin American and European currencies may impact the overall results of these regions. Historically, the consumer products industry has been less susceptible to changes in economic growth than many other industries. Over the long term, Colgate's continued focus on its consumer products business and the strength of its global brand names, its broad international presence in both developed and developing markets, and its strong capital base all position the Company to take advantage of growth opportunities and to increase profitability and shareholder value.

Cautionary Statement on Forward-Looking Statements

In this report and from time to time, the Company may make statements that constitute or contain "forward-looking" information as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the United States Securities and Exchange Commission in its rules, regulations and releases. Such statements may relate, for example, to sales or volume growth, earnings growth, financial goals, cost-reduction plans, estimated charges and savings associated with the 2004 Restructuring Program, and new product introductions among other matters. The Company cautions investors that any such forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from anticipated results or expectations expressed in the Company's forward-looking statements. The following are some of the factors that could impact the Company's business and cause actual results to differ materially from forward-looking statements:

1. Global Economic Conditions. The Company operates on a global basis, with approximately 70% of its net sales coming from operations outside the U.S. The Company is subject to the full range of economic risks, particularly those associated with international operations. These economic risks include recession, inflation, access to capital markets, movements in currency exchange rates and interest rates, return on pension assets, tax law changes, political and legal instability, the imposition of trade restrictions and similar factors beyond the control of the Company.
2. Competition. The Company faces vigorous competition from multinational consumer product companies throughout the world with the same or greater resources than the Company. Such competition is based on pricing of products, promotional activities, advertising, new product introductions, electronic commerce initiatives and other activities of competitors, the timing and scale of which cannot be foreseen by the Company. The Company's ability to compete also depends on the strength of its brands, its ability to attract and retain key talent, and its ability to protect its patent, trademark and trade dress rights and to defend against related challenges brought by competitors.
3. Retail Trade. The Company can be negatively affected by changes in the policies of its retail trade customers, such as inventory destocking, limitations on access to shelf space, electronic data transmission requirements and other conditions. With the growing trend toward retail trade consolidation, especially in developed markets such as the U.S. and Europe, the Company is increasingly dependent on key retailers, and these retailers, including large-format retailers, have increasingly greater bargaining strength and are reducing their inventory levels. In addition, private label brands sold by retail trade chains are a source of competition for certain product lines of the Company.
4. Products. The Company's growth depends on the successful development and introduction of new products and line extensions, which face the uncertainty of retail and consumer acceptance and reaction from competitors, as well as the continued success of existing products. In addition, the Company's ability to create new products and line extensions and to sustain existing products is affected by its ability to develop technological innovations, to receive and maintain necessary patent and trademark protection, to obtain governmental approvals and registrations of regulated products, to comply with FDA and other governmental regulations and to anticipate successfully consumer needs and preferences.
5. Cost Pressures. The Company's ability to manage its cost structure can be adversely affected by movements in commodity and other raw material prices such as those experienced during 2004, and by unanticipated delays or difficulties in achieving cost efficiencies in manufacturing and distribution. In addition, the Company's move to global suppliers, to achieve cost reductions and simplify its business, has resulted in an increasing dependence on key suppliers. For certain materials, new suppliers may have to be qualified under industry and government standards, which can require additional investment and take some period of time.
6. 2004 Restructuring Program. In December 2004, the Company commenced the 2004 Restructuring Program, a four-year restructuring and business-building program to enhance the Company's global leadership position in its core businesses. This program presents significant organizational challenges and in many cases will require successful negotiations with third parties, including labor organizations. There can be no assurance that the 2004 Restructuring Program will be completed in accordance with the planned timetable, that the actual charges incurred will not exceed the estimated charges or that the full extent of the expected savings will be realized.
7. Manufacturing. As a company engaged in manufacturing on a global scale, the Company is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in logistics, loss or impairment of key manufacturing sites, product quality, safety, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control.
8. Acquisitions. From time to time the Company makes strategic acquisitions, such as the June 2004 acquisition of GABA. Acquisitions have inherent risks, such as obtaining necessary regulatory approvals, retaining key personnel, integration of the acquired business, and achievement of planned synergies and projections.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Colgate-Palmolive Company:

We have completed an integrated audit of Colgate-Palmolive Company's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings, comprehensive income and changes in capital accounts and cash flows present fairly, in all material respects, the financial position of Colgate-Palmolive Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 23, 2005

Report of Management

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 and concluded that it is effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, and has expressed unqualified opinions in their report which appears on page 27.

Management's Responsibility for Consolidated Financial Statements

The management of Colgate-Palmolive Company is also responsible for the preparation and content of the accompanying consolidated financial statements as well as all other related information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts which are based on management's best estimates and judgments.

The consolidated financial statements included in this annual report have been audited by PricewaterhouseCoopers LLP and their report, in which they express their unqualified opinion on such financial statements, appears on page 27.

Audits

The Board of Directors engaged PricewaterhouseCoopers LLP to audit the effectiveness of the Company's internal control over financial reporting, management's assessment of the effectiveness of such internal controls over financial reporting as of December 31, 2004 and the consolidated financial statements for each of the three years ended December 31, 2004. Their report was based on an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and included tests of accounting records and system of internal control and such other procedures to enable them to render opinions on the effectiveness of the Company's internal control over financial reporting and management's assessment of the effectiveness of the Company's such internal control over financial reporting as of December 31, 2004 and on the Company's consolidated financial statements .

The Board of Directors has an Audit Committee comprised entirely of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent public accountants to discuss the Company's internal controls, auditing and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the Audit Committee.

Reuben Mark
Chairman and
Chief Executive Officer

Stephen C. Patrick
Chief Financial Officer

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Income

For the years ended December 31,	2004	2003	2002
Net sales	$10,584.2	$9,903.4	$9,294.3
Cost of sales	4,747.2	4,456.1	4,224.2
Gross profit	5,837.0	5,447.3	5,070.1
Selling, general and administrative expenses	3,624.6	3,296.3	3,034.0
Other (income) expense, net	90.3	(15.0)	23.0
Operating profit	2,122.1	2,166.0	2,013.1
Interest expense, net	119.7	124.1	142.8
Income before income taxes	2,002.4	2,041.9	1,870.3
Provision for income taxes	675.3	620.6	582.0
Net income	$ 1,327.1	$1,421.3	$1,288.3
Earnings per common share, basic	$ 2.45	$ 2.60	$ 2.33
Earnings per common share, diluted	$ 2.33	$ 2.46	$ 2.19

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Balance Sheets

As of December 31,	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 319.6	$ 265.3
Receivables (less allowances of $47.2 and $43.6, respectively)	1,319.9	1,222.4
Inventories	845.5	718.3
Other current assets	254.9	290.5
Total current assets	2,739.9	2,496.5
Property, plant and equipment, net	2,647.7	2,542.2
Goodwill	1,891.7	1,299.4
Other intangible assets, net	832.4	597.6
Other assets	561.2	543.1
Total assets	$ 8,672.9	$ 7,478.8
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes and loans payable	$ 134.3	$ 103.6
Current portion of long-term debt	451.3	314.4
Accounts payable	864.4	753.6
Accrued income taxes	153.1	183.8
Other accruals	1,127.6	1,090.0
Total current liabilities	2,730.7	2,445.4
Long-term debt	3,089.5	2,684.9
Deferred income taxes	509.6	456.0
Other liabilities	1,097.7	1,005.4
Shareholders' Equity		
Preference stock	274.0	292.9
Common stock, $1 par value (1,000,000,000 shares authorized, 732,853,180 shares issued)	732.9	732.9
Additional paid-in capital	1,093.8	1,126.2
Retained earnings	8,223.9	7,433.0
Accumulated other comprehensive income	(1,806.2)	(1,866.8)
	8,518.4	7,718.2
Unearned compensation	(307.6)	(331.2)
Treasury stock, at cost	(6,965.4)	(6,499.9)
Total shareholders' equity	1,245.4	887.1
Total liabilities and shareholders' equity	$ 8,672.9	$ 7,478.8

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts

	Common Shares		Additional Paid-in Capital	Treasury Shares		Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
	Shares	Amount		Shares	Amount			
Balance, January 1, 2002	550,722,333	$732.9	$1,168.7	182,152,687	$5,203.5	$5,643.6	$(1,491.2)	
Net income						1,288.3		$1,288.3
Other comprehensive income:								
Cumulative translation adjustment							(327.1)	(327.1)
Other							(47.3)	(47.3)
Total comprehensive income								$ 913.9
Dividends declared:								
Series B Convertible Preference Stock, net of income taxes						(21.5)		
Preferred stock						(.4)		
Common stock						(391.5)		
Shares issued for stock options	2,310,247		7.0	(2,310,247)	(55.4)			
Treasury stock acquired	(20,348,812)			20,348,812	1,105.2			
Other	3,318,016		(41.8)	(3,318,016)	(101.0)			
Balance, December 31, 2002	536,001,784	$732.9	$1,133.9	196,873,236	$6,152.3	$6,518.5	$(1,865.6)	
Net income						1,421.3		$1,421.3
Other comprehensive income:								
Cumulative translation adjustment							4.0	4.0
Other							(5.2)	(5.2)
Total comprehensive income								$1,420.1
Dividends declared:								
Series B Convertible Preference Stock, net of income taxes						(25.5)		
Preferred stock						(.2)		
Common stock						(481.1)		
Shares issued for stock options	4,928,861		(20.9)	(4,928,861)	(96.9)			
Treasury stock acquired	(10,146,986)			10,250,146	554.9			
Other	2,913,518		13.2	(3,038,518)	(110.4)			
Balance, December 31, 2003	533,697,177	$732.9	$1,126.2	199,156,003	$6,499.9	$7,433.0	$(1,866.8)	
Net income						1,327.1		$1,327.1
Other comprehensive income:								
Cumulative translation adjustment							75.4	75.4
Other							(14.8)	(14.8)
Total comprehensive income								$1,387.7
Dividends declared:								
Series B Convertible Preference Stock, net of income taxes						(25.9)		
Common stock						(510.3)		
Shares issued for stock options	2,142,895		2.1	(2,142,895)	(60.5)			
Treasury stock acquired	(12,383,273)			12,383,273	637.9			
Other	3,168,259		(34.5)	(3,168,259)	(111.9)			
Balance, December 31, 2004	526,625,058	$732.9	$1,093.8	206,228,122	$6,965.4	$8,223.9	$(1,806.2)	

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Consolidated Statements of Cash Flows

For the years ended December 31,	2004	2003	2002
Operating Activities			
Net Income	$ 1,327.1	$ 1,421.3	$ 1,288.3
Adjustments to reconcile net income to net cash provided by operations:			
Restructuring, net of cash	38.3	53.8	—
Depreciation and amortization	327.8	315.5	296.5
Gain before tax on sale of non-core product lines and other investment activities	(26.7)	(107.2)	(5.2)
Deferred income taxes	57.7	(48.8)	35.3
Cash effects of changes in:			
Receivables	(5.6)	(14.4)	(18.0)
Inventories	(76.1)	(3.1)	(2.4)
Accounts payable and other accruals	109.4	188.7	107.7
Other non-current assets and liabilities	2.4	(38.1)	(91.0)
Net cash provided by operations	1,754.3	1,767.7	1,611.2
Investing Activities			
Capital expenditures	(348.1)	(302.1)	(343.7)
Payment for acquisitions, net of cash acquired	(800.7)	—	—
Sale of non-core product lines	37.0	127.6	—
Purchases of marketable securities and investments	(127.7)	(43.2)	(10.8)
Proceeds from sales of marketable securities and investments	147.3	85.1	.8
Other	1.8	15.0	(3.5)
Net cash used in investing activities	(1,090.4)	(117.6)	(357.2)
Financing Activities			
Principal payment on debt	(753.9)	(804.0)	(763.5)
Proceeds from issuance of debt	1,246.5	229.2	964.5
Dividends paid	(536.2)	(506.8)	(413.4)
Purchases of treasury shares	(637.9)	(554.9)	(1,105.2)
Proceeds from exercise of stock options	70.4	79.3	57.6
Net cash used in financing activities	(611.1)	(1,557.2)	(1,260.0)
Effect of exchange rate changes on cash and cash equivalents	1.5	4.5	1.2
Net increase (decrease) in cash and cash equivalents	54.3	97.4	(4.8)
Cash and cash equivalents at beginning of year	265.3	167.9	172.7
Cash and cash equivalents at end of year	$ 319.6	$ 265.3	$ 167.9
Supplemental Cash Flow Information			
Income taxes paid	$ 593.8	$ 498.1	$ 558.8
Interest paid	123.2	131.5	163.0
Principal payments on ESOP debt, guaranteed by the Company	29.8	23.5	17.8

See Notes to Consolidated Financial Statements.

Dollars in Millions Except Per Share Amounts

Notes to Consolidated Financial Statements

1. Nature of Operations

The Company manufactures and markets a wide variety of products in the U.S. and around the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. Oral, Personal and Home Care products include toothpaste, oral rinses and toothbrushes, bar and liquid hand soaps, shower gels, shampoos, conditioners, deodorants and antiperspirants, shave products, laundry and dishwashing detergents, fabric conditioners, cleansers and cleaners, bleaches and other similar items. These products are sold primarily to wholesale and retail distributors worldwide. Pet Nutrition products include pet food products manufactured and marketed by Hill's Pet Nutrition. The principal customers for Pet Nutrition products are veterinarians and specialty pet retailers. Principal global and regional trademarks include Colgate, Palmolive, Kolynos, Sorriso, Elmex, Mennen, Protex, Softsoap, Irish Spring, Ajax, Soupline, Suavitel, Hill's Science Diet and Hill's Prescription Diet in addition to several other regional trademarks.

The Company's principal classes of products accounted for the following percentages of worldwide sales for the past three years:

	2004	2003	2002
Oral Care	35%	34%	34%
Home Care	28	29	29
Personal Care	23	24	24
Pet Nutrition	14	13	13

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Colgate-Palmolive Company and its majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. The Company's investments in consumer products companies with interests ranging between 20% and 50% are accounted for using the equity method. As of December 31, 2004 and 2003, equity method investments included in Other assets were $3.8 and $10.4, respectively. Investments with less than a 20% interest are accounted for using the cost method. Unrelated third parties hold the remaining ownership interest in these investments. Net income (loss) from such investments is recorded in Other (income) expense, net in the Consolidated Statements of Income.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. As such, the most significant uncertainty in the Company's assumptions and estimates involved in preparing the financial statements includes pension and other retiree benefit cost assumptions, asset impairment, tax valuation allowances, and legal and other contingency reserves. Additionally, the Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates. Actual results could ultimately differ from those estimates.

Revenue Recognition

Sales are recorded at the time products are shipped to trade customers and when risk of ownership transfers. Net sales reflect units shipped at selling list prices reduced by sales returns and the cost of current and continuing promotional programs. Current promotional programs, such as product listing allowances and co-operative advertising arrangements, are recorded in the period incurred. Continuing promotional programs are predominantly consumer coupons and volume-based sales incentive arrangements with trade customers. The redemption cost of consumer coupons is based on historical redemption experience and is recorded when coupons are distributed. Volume-based incentives offered to trade customers are based on the estimated cost of the program and are recorded as products are sold.

Shipping and Handling Costs

Shipping and handling costs are classified as selling, general and administrative expenses and were $767.4, $700.8 and $647.8 for the years ended December 31, 2004, 2003 and 2002, respectively.

Marketing Costs

The Company markets its products through advertising and other promotional activities. Advertising costs are included in selling, general and administrative expenses and are expensed as incurred. Certain consumer and trade promotional programs, such as consumer coupons, are recorded as a reduction of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of approximately 80% of inventories is determined using the first-in, first-out (FIFO) method. The cost of all other inventories, predominantly in the U.S. and Mexico, is determined using the last-in, first-out (LIFO) method.

Dollars in Millions Except Per Share Amounts

Property, Plant and Equipment
Land, buildings, and machinery and equipment are stated at cost. Depreciation is provided, primarily using the straight-line method, over estimated useful lives, ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings.

Goodwill and Other Intangibles
Goodwill and indefinite life intangible assets, such as the Company's global brands, are subject to annual impairment tests. These tests were performed and did not result in an impairment charge. Other intangible assets with finite lives, such as trademarks, local brands and non-compete agreements, are amortized over their useful lives, ranging from 5 to 40 years.

Income Taxes
The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Provision is made currently for taxes payable on remittances of overseas earnings; no provision is made for taxes on overseas retained earnings that are deemed to be permanently reinvested.

Financial Instruments
Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information. The Company's derivative instruments that qualify for hedge accounting are primarily designated as either fair value hedges or cash flow hedges. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings. Cash flows related to fair value hedges and cash flow hedges are classified in the same category as the cash flows from the hedged item in the Consolidated Statements of Cash Flows.

The Company may also enter into certain foreign currency and interest rate derivative instruments that economically hedge certain of its risks but do not qualify for hedge accounting. Changes in fair value of these derivative instruments, based on quoted market prices, are recognized in earnings each period.

Stock-Based Compensation
Stock-based compensation plans, more fully described in Note 8, are accounted for under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The value of restricted stock awards, based on market prices, is amortized over the restriction period. No compensation expense has been recognized for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation":

	2004	2003	2002
Net income, as reported	$1,327.1	$1,421.3	$1,288.3
Less: pro forma stock option compensation expense, net of tax	42.3	44.2	39.5
Pro forma net income	$1,284.8	$1,377.1	$1,248.8
Earnings per share:			
Basic – as reported	$ 2.45	$ 2.60	$ 2.33
Basic – pro forma	2.37	2.52	2.26
Diluted – as reported	2.33	2.46	2.19
Diluted – pro forma	2.26	2.38	2.12

Pro forma stock option compensation expense above is the estimated fair value of options granted amortized over the vesting period. The weighted average estimated fair value of stock options granted in 2004, 2003 and 2002 was $12.48, $13.46 and $9.50, respectively. Fair value is estimated using the Black-Scholes option-pricing model with the following assumptions: option term until exercise ranging from 2 to 8 years, volatility ranging from 21% to 30%, risk-free interest rate ranging from 1.7% to 3.7% and an expected dividend yield of 2.0%. See Note 8 for a discussion of changes made to the Company's stock option plans in 2003.

Translation of Overseas Currencies
The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

For subsidiaries operating in highly inflationary environments, inventories, goodwill and property, plant and equipment are translated at the rate of exchange on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in Net income.

Recent Accounting Pronouncements
In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare Part D starting in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) FAS 106-2, under which the Company recognized the impact of the subsidy effective July 1, 2004. Based on current design, management believes that certain health care benefit plans covering a significant portion of the Company's U.S. participants will qualify for the Medicare Part D subsidy, which will partially offset the Company's cost of prescription drug benefits available under these plans. Accordingly, the Company has performed a remeasurement of its plan as of December 31, 2003 and reduced its accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service by $15 and decreased its unrecognized actuarial losses by the same amount. The effect on the Company's 2004 benefit cost was not material.

Dollars in Millions Except Per Share Amounts

The American Jobs Creation Act of 2004 (the AJCA) was enacted on October 22, 2004. The AJCA repeals an export incentive, creates a new deduction for qualified domestic manufacturing activities and includes a special one-time deduction of 85% of certain foreign earnings repatriated to the U.S.

The FASB issued FSP FAS 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes*, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (FSP FAS 109-1) on December 21, 2004. In accordance with FSP FAS 109-1, the Company will treat the deduction for qualified domestic manufacturing activities as a reduction of the income tax provision in future years as realized. The deduction for qualified domestic manufacturing activities did not impact the Company's Consolidated Financial Statements in 2004, and this deduction combined with the phase-out of the export incentive is not expected to have a material impact on the Company's effective tax rate in 2005.

In December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," allowing companies additional time to evaluate the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. The Company is in the process of evaluating the effects of the repatriation provision; however, the Company does not expect to complete this evaluation until after Congress or the U.S. Treasury Department provides further clarification on key elements of the provision. See Note 11 for additional information regarding the Company's evaluation.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs–An Amendment of Accounting Research Bulletin No. 43, Chapter 4" (SFAS 151). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. The provisions in SFAS 151 must be applied prospectively to the Company's inventory costs incurred after January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment," replacing SFAS 123 and superseding APB Opinion No. 25. SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity instruments. This compensation cost will be measured as the fair value of the award on the grant date estimated using an option-pricing model. The Company is evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R effective July 1, 2005, which is expected to result in increased compensation expense in future periods.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an Amendment of APB No. 29" (SFAS 153). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." This standard is effective for nonmonetary asset exchanges occurring after July 1, 2005. The adoption of this standard is not expected to impact the Company's Consolidated Financial Statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions and Divestitures

On June 1, 2004, the Company completed the purchase of 100% of the outstanding shares of GABA Holding AG (GABA), a privately owned European oral care company headquartered in Switzerland, for cash of 1,051 million Swiss francs (US $844) plus a purchase price adjustment of 27.5 million Swiss francs (US $22), paid as a result of incremental cash held by GABA at the date of acquisition. The cost of GABA, net of cash acquired, was $729 plus acquisition costs. GABA is expected to help further build the Company's world leadership in toothpaste, by strengthening its European consumer and professional Oral Care businesses and increasing the Company's presence in the important pharmacy channel where GABA has a market-leading position.

The preliminary allocation of the cost of GABA to the assets acquired and liabilities assumed at the date of acquisition is reflected in the 2004 Consolidated Balance Sheet. However, this is subject to adjustment as the allocation of purchase price is not yet final, and the Company is completing its analysis of integration plans that may result in additional purchase price allocation adjustments. The allocation based on estimated fair values is summarized in the table below.

Cash	$137.4
Property, plant and equipment	51.4
Goodwill	463.7
Intangible assets	217.0
Other assets	78.3
Total assets acquired	947.8
Liabilities assumed	(71.7)
Net assets acquired	$876.1

Of the $217.0 of acquired intangible assets, $172.0 was allocated to GABA's brands with indefinite lives. The remaining acquired intangible assets of $45.0 have a weighted average useful life of 15 years.

The results of GABA's operations have been included in the Company's European segment in the Consolidated Financial Statements from the date of acquisition. The inclusion of pro forma financial data for GABA prior to the date of acquisition would have resulted in pro forma sales approximately 1% and 2% higher than the Company's reported sales for the years ended December 31, 2004 and 2003, respectively, and would not have had a material impact on reported earnings for these periods.

The aggregate purchase price for all other acquisitions in 2004 was approximately $60. The Company did not make any significant acquisitions in 2003 and 2002.

During 2004, the Company sold its detergent businesses in Ecuador and Peru resulting in a pretax gain of $26.7 included in Other (income) expense, net for the year ended December 31, 2004. The aggregate sale price of all 2003 divestitures was $127.6 related to the sale of European soap brands marketed in France, and the sale of various European detergent brands marketed

Dollars in Millions Except Per Share Amounts

primarily in France, Italy and Scandinavia, resulting in a pretax gain of $107.2 included in Other (income) expense, net for the year ended December 31, 2003. The Company did not have any significant divestitures in 2002.

4. Restructuring Activities

2004 Restructuring Program

In December 2004, the Company commenced a four-year restructuring and business-building program to enhance the Company's global leadership position in its core businesses. As part of this program the Company anticipates the rationalization of approximately one-third of the Company's manufacturing facilities, closure of certain warehousing facilities and an estimated 12% workforce reduction, including the consolidation of mature market sales forces and purchasing and business support functions. The cost of implementing this program is estimated to result in cumulative charges, once all phases are approved and implemented, totaling between $750 and $900 ($550 and $650 aftertax).

The Company incurred $68.7 ($48.0 aftertax) of charges in connection with the initial phase of the 2004 Restructuring Program as detailed below:

	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Charges	$41.6	$ 3.3	$ 22.0	$ 1.8	$ 68.7
Cash payments	(1.4)	—	—	(1.4)	(2.8)
Non-cash activity	—	(3.3)	(22.0)	—	(25.3)
Foreign exchange	1.5	—	—	—	1.5
Restructuring accrual	$41.7	$ —	$ —	$ .4	$ 42.1

Termination benefits are expected to be paid within 12 months of accrual. These termination benefits are calculated under long-standing benefit practices, local statutory requirements, and in certain cases, voluntary termination arrangements. Incremental depreciation was recorded to reflect changes in useful lives and estimated residual values for long-lived assets that will be taken out of service prior to the end of their normal service period. Asset impairments have been recorded to write down assets held for sale or disposal to their fair value based on amounts expected to be realized. Costs in the period relate to restructuring activities in Europe (51%), North America (25%), Latin America (9%), Asia/Africa (7%) and Corporate (8%) and are reflected in the Consolidated Statements of Income in Cost of sales ($3.4) and Other (income) expense, net ($65.3) in the Corporate segment as these decisions are corporate-driven and are not included in internal measures of segment operating performance.

2003 Restructuring Activities

Starting in 2003 the Company realigned certain manufacturing operations and implemented workforce reduction programs primarily in Europe (60%), Latin America (30%) and Asia/Africa (10%) in line with the divestment of the European detergent brands and the Company's focus on the regionalization of manufacturing facilities to streamline and strengthen its operations. The Company incurred costs of $2.8 and $59.3 in 2004 and 2003, respectively, and all charges and related payments were substantially complete at the end of 2004. Costs for these restructuring activities are reflected in the Consolidated Statements of Income in Other (income) expense, net primarily in the Corporate segment.

5. Goodwill and Other Intangible Assets

The net carrying value of Goodwill as of December 31, 2004 and 2003 by segment is as follows:

	2004	2003
North America	$ 276.9	$ 269.0
Latin America	502.0	480.5
Europe	936.5	413.2
Asia/Africa	161.3	121.7
Total Oral, Personal and Home Care	1,876.7	1,284.4
Total Pet Nutrition	15.0	15.0
	$1,891.7	$1,299.4

Other intangible assets as of December 31, 2004 and 2003 are comprised of the following:

	2004			2003		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	$432.1	$(147.0)	$285.1	$371.3	$(134.4)	$236.9
Other finite life intangible assets	10.2	(8.4)	1.8	8.3	(5.1)	3.2
Indefinite life intangible assets	545.5	—	545.5	357.5	—	357.5
Total other intangible assets	$987.8	$(155.4)	$832.4	$737.1	$(139.5)	$597.6

The changes in the net carrying amounts of Goodwill and Other intangible assets during 2004 are due to acquisitions, primarily GABA (see Note 3), and the impact of foreign currency translation adjustments.

Amortization expense of the above trademarks and other finite life intangible assets was $14.3 for the year ended December 31, 2004. Annual estimated amortization expense for each of the next five years is expected to approximate $16.0.

Dollars in Millions Except Per Share Amounts

6. Long-Term Debt and Credit Facilities

Long-term debt consists of the following at December 31:

	Weighted Average Interest Rate	Maturities	2004	2003
Notes	5.4%	2005-2078	$1,813.3	$1,972.9
Payable to banks	4.1	2005-2008	563.9	626.7
ESOP notes, guaranteed by the Company	8.7	2005-2009	274.1	303.9
Commercial paper	1.5	2005	844.7	46.1
Capitalized leases			44.8	49.7
			3,540.8	2,999.3
Less: current portion of long-term debt			451.3	314.4
			$3,089.5	$2,684.9

Commercial paper and certain current maturities of notes payable totaling $852.5 are classified as long-term debt as the Company has the intent and ability to refinance such obligations on a long-term basis. Scheduled maturities of long-term debt and capitalized leases outstanding as of December 31, 2004, excluding commercial paper and certain current maturities of notes payable reclassified, are as follows: 2005—$451.3; 2006—$284.9; 2007—$757.1; 2008—$140.9; 2009—$102.2 and $951.9 thereafter. The Company has entered into interest rate swap agreements and foreign exchange contracts related to certain of these debt instruments (see Note 7).

At December 31, 2004, the Company had unused credit facilities amounting to approximately $2,200 and also had $431.8 of medium-term notes available for issuance pursuant to an effective shelf registration statement. Commitment fees related to credit facilities are not material. The weighted average interest rate on short-term borrowings, included in Notes and loans payable in the Consolidated Balance Sheets, as of December 31, 2004 and 2003, was 3.7% and 3.1%, respectively.

Certain of the Company's financing arrangements require the maintenance of a minimum ratio of operating cash flow to debt. The ESOP notes guaranteed by the Company and certain credit facilities contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote.

7. Fair Value of Financial Instruments

The Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Derivative Instruments

Following are the notional amounts and net recorded fair values of the Company's derivative instruments:

	2004		2003	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swap contracts	$ 152.2	$ 4.8	$ 959.2	$ 36.6
Foreign currency contracts	1,468.4	(8.5)	1,430.7	(67.8)

The Company utilizes interest rate swap contracts to manage its targeted mix of fixed and floating rate debt. Forward and swap contracts are utilized to hedge a portion of the Company's foreign currency purchases and assets and liabilities created in the normal course of business. Forward contracts used in hedging forecasted foreign currency purchases have durations no greater than 18 months. It is the Company's policy to enter into derivative instruments with terms that match the underlying exposure being hedged. As such, the Company's derivative instruments are considered highly effective and the net gain or loss from hedge ineffectiveness was not material.

The cumulative gains (losses) related to those foreign currency contracts and interest rate swap contracts designated as cash flow hedges of $(4.3) and $(.2), respectively, are expected to be recognized in earnings over the next 12 months, when the offsetting effects of the hedged item are also recorded in earnings.

Other Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivables, marketable securities, long-term investments and short-term debt approximated fair value as of December 31, 2004 and 2003. The estimated fair value of the Company's long-term debt, including current portion, as of December 31, 2004 and 2003, was $3,522.7 and $2,999.8, respectively, and the related carrying value was $3,540.8 and $2,999.3, respectively.

Credit Risk

The Company is exposed to credit loss in the event of nonperformance by counterparties to the financial instrument contracts held by the Company; however, nonperformance by these counterparties is considered remote as it is the Company's policy to contract with diversified counterparties that have a long-term debt rating of AA-/Aa3 or higher.

8. Capital Stock and Stock Compensation Plans

Preferred Stock

Preferred Stock consists of 250,000 authorized shares without par value. During 2003, the Company redeemed and retired all outstanding shares of its $4.25 Preferred Stock at the stated redemption price of $100 per share.

Preference Stock

In 1988, the Company authorized the issuance of 50,000,000 shares of Series B Convertible Preference Stock (the Preference Stock), without par value. The Preference Stock is convertible into eight shares of common stock. As of December 31, 2004 and 2003, 4,215,246 and 4,506,520 shares of Preference Stock, respectively, were outstanding and issued to the Company's Employee Stock Ownership Plan.

Shareholder Rights Plan

Under the Company's Shareholder Rights Plan, each share of the Company's common stock carries with it one Preference Share Purchase Right (Rights). The Rights do not have voting power or pay dividends and become exercisable upon the acquisition or tender of 15% or more of the Company's common stock. When exercisable, each Right entitles a holder to buy one two-hundredth of a share of a new series of preference stock at an exercise price of $220.00, subject to adjustment.

If 15% or more of the Company's common stock is acquired, each Right will entitle its holder (other than the acquirer) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice the Right's exercise price.

In addition, if 15% to 50% of the Company's common stock is acquired, the Board of Directors may exchange part or all of the Rights (other than Rights held by the acquirer) for shares of the Company's common stock on a one-for-one basis.

If the Company is acquired in a merger or other business combination, each Right will entitle a holder to buy, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

The Board of Directors may amend the Rights or redeem the Rights for $.01 at any time before the acquisition of 15% or more of the Company's common stock and is also authorized to reduce the 15% threshold to not less than 10%. Unless redeemed earlier, the Rights will expire on October 31, 2008.

Stock Repurchases

In October 2004 the Company announced that the Board of Directors approved a new share repurchase program, under which the Company is authorized to purchase up to 20 million shares of the Company's common stock through December 31, 2005. The Board also authorized at that time share repurchases on an ongoing basis associated with certain employee elections under the Company's compensation and benefit programs. Stock purchases in 2004 were $637.9.

Incentive Stock Plan

The Company has a plan that provides for grants of restricted stock awards for officers and other executives of the Company and its major subsidiaries. A committee of independent members of the Board of Directors administers the plan. The awarded shares are made in common stock and vest at the end of the restriction period, generally between three and five years. During 2004 and 2003, 1,142,000 and 499,000 shares, respectively, were awarded to employees in accordance with the provisions of the plan. The Company recognized compensation expense for the plan of $38.4, $30.1 and $29.5 for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, there were 2,387,908 restricted shares awarded but not vested.

Stock Option Plans

The Company's Stock Option Plans (the Stock Option Plans) provide for the issuance of non-qualified stock options to officers and key employees that generally vest over three to five years. In September 2003, the Company reduced the contractual term of the grants from ten years to six years and eliminated the reload feature described below. As of December 31, 2004, 1,581,000 shares of common stock were available for future grants.

Prior to September 2003, the Stock Option Plans contained a reload feature that provided for the grant of new options when previously owned shares of Company stock were used to exercise existing options. The number of new options granted under this feature was equal to the number of shares of previously owned Company stock used to exercise the original options and to pay the related required U.S. income tax. The new options were granted at a price equal to the fair market value on the date of the new grant and had shorter expected lives as they had the same expiration date as the original options exercised and vested over six months.

Stock option plan activity is summarized below:

	2004		2003		2002	
	Shares (in thousands)	**Weighted Average Exercise Price**	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price
Options outstanding, January 1	40,348	$51	43,054	$46	40,933	$44
Granted	4,545	54	5,458	57	6,229	55
Exercised	(2,270)	34	(7,315)	29	(3,049)	32
Canceled or expired	(1,582)	57	(849)	57	(1,059)	56
Options outstanding, December 31	41,041	52	40,348	51	43,054	46
Options exercisable, December 31	29,702	$50	28,371	$49	30,555	$43

The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2004:

Range of Exercise Prices	Weighted Average Remaining Contractual Life (in years)	Options Outstanding (in thousands)	Weighted Average Exercise Price	Options Exercisable (in thousands)	Weighted Average Exercise Price
$17.17–$19.42	1	415	$17	415	$17
$19.43–$32.37	2	1,744	26	1,744	26
$32.38–$45.32	3	3,685	37	3,600	37
$45.33–$51.80	5	4,165	48	3,661	48
$51.81–$58.27	5	28,639	55	18,135	56
$58.28–$64.75	3	2,393	60	2,147	60
	5	41,041	$52	29,702	$50

Dollars in Millions Except Per Share Amounts

9. Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (ESOP) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements. The ESOP issued $410.0 of long-term notes due through 2009 bearing an average interest rate of 8.7%. The remaining balance of the long-term notes, which are guaranteed by the Company, are reflected in the accompanying Consolidated Balance Sheets. The ESOP used the proceeds of the notes to purchase 6.3 million shares of the Preference Stock from the Company. The Preference Stock has a minimum redemption price of $65 per share and pays semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. During 2000, the ESOP entered into a loan agreement with the Company under which the benefits of the ESOP may be extended through 2035.

Dividends on the Preference Stock, as well as on the common shares also held by the ESOP, are paid to the ESOP trust and, together with cash contributions and advances from the Company, are used by the ESOP to repay principal and interest on the outstanding notes. Preference Stock is released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loan. As of December 31, 2004, 1,687,672 shares were allocated to participant accounts and 2,527,574 shares were available for future allocation.

Dividends on the Preference Stock are deductible for income tax purposes and, accordingly, are reflected net of their tax benefit in the Consolidated Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts.

Annual expense related to the leveraged ESOP, determined as interest incurred on the original notes, plus the higher of either principal payments or the historical cost of Preference Stock allocated, less dividends received on the shares held by the ESOP and advances from the Company, was $14.9 in 2004, $5.3 in 2003 and $7.0 in 2002. Unearned compensation, which is shown as a reduction in shareholders' equity, represents the amount of ESOP debt outstanding reduced by the difference between the cumulative cost of Preference Stock allocated and the cumulative principal payments.

Interest incurred on the ESOP's notes was $24.7 in 2004, $27.1 in 2003 and $29.0 in 2002. The Company paid dividends on the shares held by the ESOP of $34.4 in 2004, $34.5 in 2003 and $29.6 in 2002. Company contributions to the ESOP were $14.5 in 2004, $19.0 in 2003 and $15.9 in 2002.

10. Retirement Plans and Other Retiree Benefits

Retirement Plans

The Company, its U.S. subsidiaries and some of its overseas subsidiaries maintain defined benefit retirement plans covering substantially all of their employees. Benefits are based primarily on years of service and employees' career earnings. In the Company's principal U.S. plans, funds are contributed to the trusts in accordance with regulatory limits to provide for current service and for any unfunded projected benefit obligation over a reasonable period. Assets of the plans consist principally of common stocks, guaranteed investment contracts with insurance companies, investments in real estate funds, and U.S. Government and corporate obligations. The Company's pension plan asset allocations at December 31 are as follows:

	2004	2003	**2004**	2003
	United States		**International**	
Asset Category				
Equity securities	62%	60%	46%	49%
Debt securities	32	33	45	44
Real estate and other	6	7	9	7
Total	100%	100%	100%	100%

Equity securities in the U.S. plans include investments in the Company's common stock representing 7% and 8% of plan assets at December 31, 2004 and 2003, respectively.

Other Retiree Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees to the extent not provided by government-sponsored plans. The Company utilizes a portion of its leveraged ESOP, in the form of future retiree contributions, to reduce its obligation to provide these postretirement benefits and to offset its current service cost. Additionally, during 2004 the Company made a $5.1 contribution to fund the payment of future postretirement medical benefits, the maximum permitted under U.S. tax regulations. Postretirement benefits otherwise are not currently funded.

Dollars in Millions Except Per Share Amounts

The Company uses a December 31 measurement date for its defined benefit retirement plans and postretirement benefit plans. Summarized information for the Company's defined benefit retirement plans and postretirement plans are as follows:

	Pension Benefits				Other Retiree Benefits	
	2004	2003	**2004**	2003	**2004**	2003
	United States		International			
Change in Benefit Obligation						
Benefit obligation at beginning of year	$1,232.4	$1,116.3	$ 518.3	$ 413.0	$ 238.2	$ 185.8
Service cost	43.8	39.4	18.0	13.7	(4.3)	(4.5)
Interest cost	75.7	74.5	31.5	25.7	22.7	19.8
Participants' contributions	2.7	2.7	3.5	2.7	—	—
Acquisitions/plan amendments	—	—	69.8	1.3	—	—
Actuarial loss	93.0	87.7	20.5	31.3	90.5	47.8
Foreign exchange impact	—	—	49.9	62.1	3.2	3.9
Curtailments and settlements	—	—	(8.0)	—	—	—
Benefit payments	(79.3)	(88.2)	(27.7)	(31.5)	(17.4)	(14.6)
Benefit obligations at end of year	$1,368.3	$1,232.4	$ 675.8	$ 518.3	$ 332.9	$ 238.2
Change in Plan Assets						
Fair value of plan assets at beginning of year	$1,059.6	$ 905.7	$ 269.1	$ 217.0	$ —	$ —
Actual return on plan assets	102.6	146.8	22.6	24.6	.4	—
Company contributions	62.6	92.6	29.9	29.0	22.5	14.6
Participants' contributions	2.7	2.7	3.5	2.7	—	—
Foreign exchange impact	—	—	24.8	27.3	—	—
Acquisitions/plan amendments	—	—	41.1	—	—	—
Settlements	—	—	(3.3)	—	—	—
Benefit payments	(79.3)	(88.2)	(27.7)	(31.5)	(17.4)	(14.6)
Fair value of plan assets at end of year	$1,148.2	$1,059.6	$ 360.0	$ 269.1	$ 5.5	$ —
Funded Status						
Funded status at end of year	$ (220.1)	$ (172.8)	$(315.9)	$(249.2)	$(327.4)	$(238.2)
Unrecognized net actuarial loss	430.6	381.2	148.6	124.5	148.4	62.2
Unrecognized transition/prior service costs	12.0	15.3	14.4	11.1	(2.3)	(3.2)
Net amount recognized	$ 222.5	$ 223.7	$(152.9)	$(113.6)	$(181.3)	$(179.2)
Amounts Recognized in Balance Sheet						
Prepaid benefit cost	$ 368.9	$ 348.8	$ 23.5	$ 21.2	$ —	$ —
Accrued benefit liability	(199.7)	(164.3)	(267.6)	(204.8)	(181.3)	(179.2)
Accumulated other comprehensive income	53.3	39.2	91.2	70.0	—	—
Net amount recognized	$ 222.5	$ 223.7	$(152.9)	$(113.6)	$(181.3)	$(179.2)
Weighted Average Assumptions Used to Determine Benefit Obligations						
Discount rate	5.75%	6.25%	5.53%	6.03%	5.75%	6.25%
Long-term rate of compensation increase	4.00%	4.25%	3.63%	3.79%	—	—
ESOP growth rate	—	—	—	—	10.00%	10.00%

The overall investment objective is to balance risk and return so that obligations to employees are met. The Company evaluates its long-term rate of return on plan assets on an annual basis. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. The assumed rate of return for 2004 for the U.S. plans was 8.0%. Historical rates of return for the U.S. plans for the most recent 15-year period were 8.5%. In addition, the current rate of return assumption for the U.S. plans is based upon a targeted asset allocation of approximately 35% in fixed income securities (which are expected to earn approximately 6% in the long term), 61% equity securities (which are expected to earn approximately 10% in the long term) and 4% in real estate and other (which are expected to earn approximately 6% in the long term). Similar assessments were performed in determining rates of returns on international pension plan assets, to arrive at the Company's current weighted average rate of return of 8.10%.

The U.S. pension benefits include funded qualified plans covering most domestic employees and certain unfunded non-qualified plans. As of December 31, 2004 and 2003, the U.S. qualified pension plans had benefit obligations of $1,131.6 and $1,032.2, and plan assets of $1,145.0 and $1,056.3, respectively.

Dollars in Millions Except Per Share Amounts

	Pension Benefits						Other Retiree Benefits		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
	United States			International					
Components of Net Periodic Benefit Costs									
Service cost	$ 43.8	$ 39.4	$ 34.5	$ 18.0	$ 13.7	$ 12.4	$ 8.7	$ 6.3	$ 5.0
Interest cost	75.7	74.5	72.6	31.5	25.7	22.6	22.7	19.8	17.5
Annual ESOP allocation	—	—	—	—	—	—	(13.0)	(10.8)	(9.0)
Expected return on plan assets	(83.4)	(73.2)	(82.5)	(21.3)	(17.3)	(16.9)	—	—	—
Amortization of transition/prior service costs	3.3	3.2	3.1	1.3	.2	(.1)	(1.0)	(1.0)	(1.0)
Amortization of actuarial loss (gain)	24.2	26.4	9.5	5.2	4.3	2.0	4.5	1.1	.2
Net periodic benefit cost	$ 63.6	$ 70.3	$ 37.2	$ 34.7	$ 26.6	$ 20.0	$ 21.9	$ 15.4	$12.7
Weighted Average Assumptions Used to Determine Net Periodic Benefit Costs									
Discount rate	6.25%	6.75%	7.25%	6.03%	6.51%	6.69%	6.25%	6.75%	7.25%
Long-term rate of return on plan assets	8.00%	8.00%	9.00%	8.10%	8.48%	8.86%	—	—	—
Long-term rate of compensation increase	4.25%	4.25%	4.75%	3.79%	3.84%	3.96%	—	—	—
ESOP growth rate	—	—	—	—	—	—	10.00%	10.00%	10.00%

The accumulated benefit obligation for the U.S. pension plans was $1,274.3 and $1,151.5, respectively, as of December 31, 2004 and 2003. The accumulated benefit obligation for the International plans was $587.6 and $453.3, respectively, as of December 31, 2004 and 2003. Plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets as of December 31 consist of the following:

Benefit Obligation Exceeds Fair Value of Plan Assets

Years ended December 31,	2004	2003
Projected benefit obligation	$941.9	$778.6
Fair value of plan assets	378.5	324.2
Accumulated benefit obligation	675.4	574.4
Fair value of plan assets	223.0	212.1

These amounts represent non-qualified domestic plans and plans at foreign locations that are primarily unfunded; as such, liabilities equal to the unfunded amounts have been recorded.

The assumed medical cost trend rate used in measuring the postretirement benefit obligation was 10% for 2005, 9% for 2006, 8% for 2007, 7% for 2008, 6% for 2009 and 5% for years thereafter. Changes in this rate can have a significant effect on amounts reported. The effect of a 1% increase in the assumed medical cost trend rate would increase the accumulated postretirement benefit obligation by approximately $53.9 and increase the annual expense by approximately $4.9. The effect of a 1% decrease in the assumed medical cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $42.2 and decrease the annual expense by approximately $3.6.

Management's best estimate of cash requirements to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2005 is $99, including $25 for other retiree benefit plans. These estimated cash requirements include $55 of projected contributions to the Company's postretirement plans and $44 of projected benefit payments made directly to participants of unfunded plans. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. Accordingly, actual funding may differ from current estimates.

Total benefit payments expected to be paid to participants, which include payments directly from the Company's assets to participants of unfunded plans, as discussed above, as well as payments paid from the plans are as follows:

Expected Benefits Payments

Years ended December 31,	United States	International	Other Retiree Benefits
2005	$101.9	$30.4	$22.4
2006	101.2	30.9	23.3
2007	104.5	31.4	24.1
2008	101.7	32.9	24.8
2009	102.2	36.7	25.4
2010–2014	566.5	213.8	135.4

11. Income Taxes

The provision for income taxes consists of the following for the three years ended December 31:

	2004	2003	2002
United States	$164.6	$209.2	$176.5
International	510.7	411.4	405.5
	$675.3	$620.6	$582.0

The components of income before income taxes are as follows for the three years ended December 31:

	2004	2003	2002
United States	$ 511.1	$ 602.0	$ 548.4
International	1,491.3	1,439.9	1,321.9
	$2,002.4	$2,041.9	$1,870.3

Dollars in Millions Except Per Share Amounts

The difference between the statutory U.S. federal income tax rate and the Company's global effective tax rate as reflected in the Consolidated Statements of Income is a follows:

Percentage of Income Before Tax	2004	2003	2002
Tax at United States statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.0	.9	.6
Effect of overseas asset revaluations	—	(3.1)	—
Earnings taxed at other than United States statutory rate	(1.1)	(1.4)	(3.2)
Other, net	(1.2)	(1.0)	(1.3)
Effective tax rate	33.7%	30.4%	31.1%

In addition, net tax benefits of $27.1 in 2004, $34.3 in 2003 and $51.1 in 2002 recorded directly through equity include tax benefits related to certain employee benefit plans in all three years, as well as exchange losses on U.S. dollar-denominated investments in foreign subsidiaries in 2003 and 2002.

Temporary differences between accounting for financial statement purposes and accounting for tax purposes result in taxes currently payable being higher (lower) than the total provision for income taxes as follows:

	2004	2003	2002
Intangible assets	$(46.9)	$ 22.1	$ 4.3
Restructuring activities	(13.4)	20.3	—
Property, plant and equipment	(8.5)	(13.4)	(1.0)
Pension and other postretirement benefits	4.8	(24.5)	(19.6)
Other, net	3.7	56.8	(34.2)
	$(60.3)	$ 61.3	$(50.5)

Components of Deferred Tax Assets (Liabilities)	2004	2003
Deferred Taxes – Current:		
Accrued liabilities	$ 71.7	$ 76.7
Other, net	49.9	59.7
Total deferred taxes, current	121.6	136.4
Deferred Taxes – Long-term:		
Intangible assets	(278.0)	(231.1)
Property, plant and equipment	(288.9)	(280.4)
Tax loss and tax credit carryforwards	178.6	166.2
Other, net	(2.5)	.9
Valuation allowance	(118.8)	(111.6)
Total deferred taxes, long-term	(509.6)	(456.0)
Net deferred taxes	$(388.0)	$(319.6)

The major component of the 2004 and 2003 valuation allowance relates to tax benefits in certain jurisdictions arising from net operating losses not expected to be realized.

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $1,600 of undistributed earnings of foreign subsidiaries at December 31, 2004. These earnings have been and are currently considered to be permanently invested and are currently not subject to such taxes. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Management is currently evaluating recent tax law changes under the AJCA that create a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain qualifying dividends. Currently, uncertainty remains as to how to interpret certain provisions under the AJCA. As such, the Company has not concluded its analysis to determine whether, and to what extent, it might repatriate foreign earnings. Based on the analysis to date, however, it is possible that the Company may repatriate approximately $500 under the provisions of the AJCA. While substantial uncertainty remains, the Company has presently estimated that the associated tax cost of this amount could range from $15 to $50. The Company expects to be in a position to finalize the assessment within a reasonable amount of time after the issuance of clarifying U.S. Treasury or Congressional guidance.

12. Earnings Per Share

	For the Year Ended 2004			For the Year Ended 2003			For the Year Ended 2002		
	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share
Net income	$1,327.1			$1,421.3			$1,288.3		
Preferred dividends	(25.9)			(25.7)			(21.9)		
Basic EPS	1,301.2	530.9	$2.45	1,395.6	537.2	$2.60	1,266.4	542.7	$2.33
Stock options and restricted stock		3.9			4.9			7.3	
Convertible preference stock	25.9	34.5		25.5	36.7		21.5	39.1	
Diluted EPS	$1,327.1	569.3	$2.33	$1,421.1	578.8	$2.46	$1,287.9	589.1	$2.19

In determining the dilutive effect of the stock options, the number of shares resulting from the assumed exercise of the options is reduced by the number of shares that could have been purchased by the Company with the proceeds from the exercise of such options.

13. Commitments and Contingencies

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $94.5 in 2005, $79.5 in 2006, $69.6 in 2007, $59.8 in 2008, $56.4 in 2009 and $92.2 thereafter. Rental expense amounted to $124.5 in 2004, $113.1 in 2003 and $97.8 in 2002. Contingent rentals, sublease income and capital leases, which are included in fixed assets, are not significant. The Company has various contractual commitments to purchase raw, packaging and other materials totaling $703.4 through 2009.

The Company is contingently liable with respect to lawsuits, taxes and other matters arising out of the normal course of business.

Dollars in Millions Except Per Share Amounts

As a matter of course, the Company is regularly audited by the Internal Revenue Service (IRS). The IRS has completed its examination of the Company's federal income tax returns for 1996 through 1998 and has proposed an assessment that challenges the Company's tax deductions for compensation in connection with expatriate executives. For these periods, the tax in connection with the challenged deductions is $44. The Company is pursuing an administrative appeal before the IRS with respect to this issue. Should the Company be unsuccessful in this appeal, estimated incremental taxes related to the potential disallowances for subsequent periods could be as much as an additional $75. The Company believes that its tax position complies with the applicable tax law and intends to defend its position vigorously. It is the opinion of management that the ultimate disposition of this and other tax matters, to the extent not previously provided for, will not have a material impact on the financial position, results of operations or ongoing cash flows of the Company.

The Company is party to various superfund and other environmental matters in connection with prior acquisitions and has been named as a potentially responsible party for the cleanup, restoration and post-closure monitoring of several sites. The Company has been apportioned a share of the liabilities associated with the cleanup activities, and substantially all of these liabilities have been acknowledged in writing as being covered by the Company's insurance carriers which are presently making all their required payments directly to the cleanup efforts and are expected to do so in the future. Management proactively reviews and monitors its exposure to, and the impact of, environmental matters. While it is possible that the nonperformance of other potentially responsible parties or the resolution of other contingencies arising out of the normal course of business could affect the cash flows and results of operations in any particular quarter or year, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the financial position, results of operations or ongoing cash flows of the Company.

In 1995, the Company acquired the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. On September 8, 1998, the Company's Brazilian subsidiary received notice of an administrative proceeding from the Central Bank of Brazil primarily taking issue with certain foreign exchange filings made with the Central Bank in connection with the financing of this strategic transaction, but in no way challenging or seeking to unwind the acquisition. The Central Bank of Brazil in January 2001 notified the Company of its decision in this administrative proceeding to impose a fine, which, at the current exchange rate, approximates $100. The Company has appealed the decision to the Brazilian Monetary System Appeals Council (the Council), resulting in the suspension of the fine pending the decision of the Council. If the fine is affirmed, interest and penalties will also be assessed. Further appeals are available within the Brazilian federal courts. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other experts, that the filings challenged by the Central Bank fully complied with Brazilian law and that the Company should either prevail on appeal (at the Council level or if necessary in Brazilian federal court) or succeed in having the fine reduced significantly. The Company intends to challenge this proceeding vigorously.

In addition, the Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, and the related potential for assessments in subsequent years approximate $70. The Company is either disputing the disallowances before the Brazilian internal revenue authority, or, in the case of those made earlier in time, is appealing to the First Board of Taxpayers. Further appeals are available within the Brazilian federal courts. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other experts, that the disallowances are without merit and that the Company should prevail on appeal before the First Board of Taxpayers or if necessary in Brazilian federal court. The Company intends to challenge these assessments vigorously.

In addition, Brazilian prosecutors reviewed the foregoing transactions as part of an overall examination of all international transfers of reais through non-resident current accounts during the 1992 to 1998 time frame, a review which the Company understands involved hundreds and possibly thousands of other individuals and companies unrelated to the Company. At the request of these prosecutors, in February 2004, a federal judge agreed to authorize criminal charges against certain current and former officers of the Company's Brazilian subsidiary based on the same allegations made in the Central Bank and tax proceedings discussed above. Management believes, based on the opinion of its Brazilian legal counsel, that these officers behaved in all respects properly and in accordance with law in connection with the financing of the Kolynos acquisition. Management intends to support and defend these officers vigorously.

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda., the Brazilian subsidiary of the Seller, and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be affected by the one-time impacts of the resolution of such contingencies, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material impact on the Company's financial position, results of operations or ongoing cash flows.

14. Segment Information

The Company operates in two product segments: Oral, Personal and Home Care; and Pet Nutrition. The operations of the Oral, Personal and Home Care segment are managed geographically in four reportable operating segments: North America, Latin America, Europe and Asia/Africa. Management evaluates segment performance based on several factors, including operating profit. The

Dollars in Millions Except Per Share Amounts

Company uses operating profit as a measure of operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

The accounting policies of the operating segments are generally the same as those described in Note 2. Intercompany sales have been eliminated. Corporate operations include restructuring and related costs, research and development costs, unallocated overhead costs, and gains and losses on sales of non-core brands and assets. Corporate assets primarily include benefit plan assets. Segment information regarding Net sales, Operating profit, Capital expenditures, Depreciation and amortization, and Identifiable assets is detailed below:

Net Sales	2004	2003	2002
Oral, Personal and Home Care			
North America [1]	$ 2,378.7	$2,356.2	$2,374.1
Latin America	2,266.0	2,179.5	2,206.8
Europe	2,621.3	2,304.1	1,984.3
Asia/Africa	1,885.1	1,747.5	1,542.0
Total Oral, Personal and Home Care	9,151.1	8,587.3	8,107.2
Total Pet Nutrition [2]	1,433.1	1,316.1	1,187.1
Total Net Sales	$10,584.2	$9,903.4	$9,294.3

(1) Net sales in the U.S. for Oral, Personal and Home Care were $2,000.3, $1,986.9 and $2,030.4 in 2004, 2003 and 2002, respectively.

(2) Net sales in the U.S. for Pet Nutrition were $781.0, $752.8 and $714.5 in 2004, 2003 and 2002, respectively.

Operating Profit	2004	2003	2002
Oral, Personal and Home Care			
North America	$ 530.1	$ 547.4	$ 578.7
Latin America	627.7	613.3	647.4
Europe	539.0	488.2	409.0
Asia/Africa	310.1	280.7	232.6
Total Oral, Personal and Home Care	2,006.9	1,929.6	1,867.7
Total Pet Nutrition	389.7	371.0	318.3
Total Corporate	(274.5)	(134.6)	(172.9)
Total Operating Profit	$2,122.1	$2,166.0	$2,013.1

Capital Expenditures	2004	2003	2002
Oral, Personal and Home Care			
North America	$ 55.4	$ 48.3	$ 65.0
Latin America	75.4	72.9	106.4
Europe	71.2	47.4	37.7
Asia/Africa	79.9	58.1	54.6
Total Oral, Personal and Home Care	281.9	226.7	263.7
Total Pet Nutrition	30.4	38.3	39.4
Total Corporate	35.8	37.1	40.6
Total Capital Expenditures	$348.1	$302.1	$343.7

Depreciation and Amortization	2004	2003	2002
Oral, Personal and Home Care			
North America	$ 74.9	$ 83.3	$ 82.1
Latin America	58.8	55.6	53.8
Europe	76.5	65.7	57.3
Asia/Africa	54.0	49.7	46.3
Total Oral, Personal and Home Care	264.2	254.3	239.5
Total Pet Nutrition	31.1	31.9	28.7
Total Corporate	32.5	29.3	28.3
Total Depreciation and Amortization	$327.8	$315.5	$296.5

Identifiable Assets	2004	2003	2002
Oral, Personal and Home Care			
North America	$2,001.4	$2,081.8	$2,064.3
Latin America	1,825.1	1,757.2	1,661.4
Europe	2,544.4	1,542.2	1,371.9
Asia/Africa	1,329.8	1,123.9	1,005.3
Total Oral, Personal and Home Care	7,700.7	6,505.1	6,102.9
Total Pet Nutrition	614.0	587.2	552.5
Total Corporate	358.2	386.5	431.8
Total Identifiable Assets [1]	$8,672.9	$7,478.8	$7,087.2

(1) Long-lived assets in the U.S., primarily property, plant and equipment and goodwill and other intangibles, represented approximately one-third of total long-lived assets of $5,808.0, $4,826.7 and $4,677.2 in 2004, 2003 and 2002, respectively.

15. Supplemental Income Statement Information

Other (Income) Expense, Net	2004	2003	2002
Minority interest	$ 47.9	$ 45.2	$ 41.3
Amortization of intangible assets	14.3	12.3	12.5
Equity losses (income)	(8.5)	(.3)	.6
Gains on sales of non-core product lines, net	(26.7)	(107.2)	—
2004 Restructuring Program	65.3	—	—
2003 restructuring activities	2.8	59.3	—
Other, net	(4.8)	(24.3)	(31.4)
	$ 90.3	$ (15.0)	$ 23.0

Interest Expense, Net	2004	2003	2002
Interest incurred	$ 126.0	$132.1	$158.2
Interest capitalized	(2.3)	(4.0)	(7.4)
Interest income	(4.0)	(4.0)	(8.0)
	$ 119.7	$124.1	$142.8

	2004	2003	2002
Research and development	$ 229.2	$204.8	$196.6
Advertising	$1,063.0	$965.6	$897.9

16. Supplemental Balance Sheet Information

Inventories	2004	2003
Raw materials and supplies	$212.4	$182.3
Work-in-process	37.3	30.4
Finished goods	595.8	505.6
	$845.5	$718.3

Inventories valued under LIFO amounted to $176.5 and $153.0 at December 31, 2004 and 2003, respectively. The excess of current cost over LIFO cost at the end of each year was $26.3 and $25.8, respectively. The liquidations of LIFO inventory quantities had no effect on income in 2004, 2003 and 2002.

Property, Plant and Equipment, Net	2004	2003
Land	$ 149.9	$ 142.2
Buildings	919.9	853.0
Manufacturing machinery and equipment	3,599.8	3,363.9
Other equipment	782.0	710.1
	5,451.6	5,069.2
Accumulated depreciation	(2,803.9)	(2,527.0)
	$ 2,647.7	$ 2,542.2

Dollars in Millions Except Per Share Amounts

Other Accruals	2004	2003
Accrued advertising	$ 342.6	$ 344.7
Accrued payroll and employee benefits	319.0	283.7
Accrued taxes other than income taxes	92.3	73.7
Restructuring accrual	42.1	32.7
Accrued interest	22.4	19.7
Other	309.2	335.5
	$1,127.6	$1,090.0

Other Liabilities	2004	2003
Minority interest	$ 216.0	$ 214.4
Pension and other benefits	648.6	548.3
Other	233.1	242.7
	$1,097.7	$1,005.4

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of cumulative foreign currency translation gains and losses, minimum pension liability adjustments, unrealized gains and losses from derivative instruments designated as cash flow hedges, and unrealized gains and losses from available-for-sale securities. As of December 31, 2004 and 2003, accumulated other comprehensive income primarily consisted of cumulative foreign currency translation adjustments.

The 2004 cumulative translation adjustment reflects stronger currencies in Brazil and South Africa, the devaluation of the Venezuelan bolivar and the impact of the strengthening euro, related primarily to euro-denominated long-term debt. The 2003 cumulative translation adjustment resulted largely from the impact of the strengthening euro, related primarily to euro-denominated long-term debt, offset by stronger currencies in Brazil and Argentina.

17. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net sales	$2,513.5	$2,571.7	$2,695.7	$2,803.3
Gross profit	1,399.6	1,423.6	1,476.7	1,537.1
Net income	338.5	373.9	329.0	285.7[1]
Earnings per common share:				
Basic	.62	.69	.61	.53
Diluted	.59	.66	.58	.50[1]
2003				
Net sales	$2,348.4	$2,458.6	$2,523.8	$2,572.6
Gross profit	1,298.2	1,352.8	1,387.3	1,409.0
Net income	324.0	359.8	365.4	372.1[2]
Earnings per common share:				
Basic	.59	.66	.67	.68
Diluted	.56	.62	.63	.65[2]

(1) Net income and diluted earnings per share for the fourth quarter of 2004 include an aftertax charge of $48.0 and $.09, respectively, related to the initial phase of the 2004 Restructuring Program (see Note 4).

(2) Net income and diluted earnings per share for the fourth quarter of 2003 includes a net aftertax benefit of $22.4 and $.04, respectively, resulting from the gain on the sale of certain European detergent brands, offset by restructuring and other one-time charges.

Market and Dividend Information

The Company's common stock is listed on the New York Stock Exchange. The trading symbol for the common stock is CL. Dividends on the common stock have been paid every year since 1895 and the Company's regular common stock dividend payments have increased for 42 consecutive years.

Market Price of Common Stock

Quarter Ended	2004		2003	
	High	Low	High	Low
March 31	$56.55	$49.62	$55.75	$49.10
June 30	58.92	53.56	60.88	54.52
September 30	58.73	45.15	58.31	53.35
December 31	51.26	43.06	58.62	49.13
Closing Price	$51.16		$50.05	

Dividends Paid Per Common Share

Quarter Ended	2004	2003
March 31	$.24	$.18
June 30	.24	.24
September 30	.24	.24
December 31	.24	.24
Total	$.96	$.90

Your Board of Directors

Colgate's commitment to good governance begins with an independent, experienced and diverse Board of Directors that focuses on key business priorities and leadership development. To learn more about Colgate's Corporate Governance Commitment, see page 5 of this report.



Reuben Mark

Chairman of the Board and Chief Executive Officer of Colgate-Palmolive Company. Mr. Mark joined Colgate in 1963 and held a series of significant positions in the United States and abroad before being elected CEO in 1984. Elected director in 1983. Age 66



Jill K. Conway

Visiting Scholar, Program in Science, Technology and Society at Massachusetts Institute of Technology since 1985. Mrs. Conway was President of Smith College from 1975 to 1985. Elected director in 1984. Age 70



Ronald E. Ferguson

Consultant to General Re Corporation since 2002. Mr. Ferguson joined General Re in 1969, serving as Chairman from 1987 until 2002, and Chief Executive Officer from 1987 to 2001. Elected director in 1987. Age 63



Ellen M. Hancock

Former Chairman and Chief Executive Officer of Exodus Communications, Inc. from 1998 to 2001. Mrs. Hancock previously was Executive Vice President of Research and Development and Chief Technology Officer at Apple Computer Inc., Executive Vice President and Chief Operating Officer at National Semiconductor, and Senior Vice President at IBM. Elected director in 1988. Age 61



David W. Johnson

Chairman Emeritus of Campbell Soup Company. Mr. Johnson previously was Campbell Chairman from 1993 to 1999 and President and Chief Executive Officer from 1990 to 1997 and March 2000 to January 2001. From 1987 to 1989, he served as Chairman and Chief Executive Officer of Gerber Products Company. Elected director in 1991. Age 72



Richard J. Kogan

Former President and Chief Executive Officer of Schering-Plough Corporation from 1996 to 2003. Mr. Kogan was also Chairman of Schering-Plough Corporation from 1998 to 2002. Mr. Kogan joined Schering-Plough as Executive Vice President, Pharmaceutical Operations in 1982 and became President and Chief Operating Officer of that company in 1986. Elected director in 1996. Age 63



Delano E. Lewis

Former U.S. Ambassador to South Africa from December 1999 to July 2001. Mr. Lewis served as the Chief Executive Officer and President of National Public Radio from 1994 to 1998, and President and Chief Executive Officer of Chesapeake & Potomac Telephone Company from 1988 to 1993, having joined that company in 1973. Director from 1991 to 1999 and since 2001. Age 66



Elizabeth A. Monrad

Executive Vice President and Chief Financial Officer of TIAA-CREF since July 2003. Previously, Ms. Monrad was the Chief Financial Officer of General Re Corporation and a member of its Board of Directors and Executive Committee. Prior to joining General Re in 1992, Ms. Monrad was an audit partner with Coopers & Lybrand in Boston. Elected director in 2004. Age 50

Audit Committee:
Ronald E. Ferguson, Chair., Jill K. Conway, Ellen M. Hancock, Elizabeth A. Monrad

Finance Committee:
Elizabeth A. Monrad, Chair., Ronald E. Ferguson, Richard J. Kogan, Reuben Mark

Nominating and Corporate Governance Committee:
David W. Johnson, Chair., Jill K. Conway, Ellen M. Hancock, Delano E. Lewis

Personnel and Organization Committee:
Jill K. Conway, Chair., Ronald E. Ferguson, Ellen M. Hancock, David W. Johnson, Richard J. Kogan, Delano E. Lewis

Congratulations...Carlos M. Gutierrez Leaves Colgate's Board on Appointment as U.S. Secretary of Commerce

Former Chairman and Chief Executive Officer of Kellogg Company, April 2000 to January 2005. In accordance with U.S. law, Carlos Gutierrez resigned from Colgate's Board of Directors in January 2005 following his confirmation as U.S. Secretary of Commerce. During his time as a Colgate director, Mr. Gutierrez made significant contributions to our Board and our Company through his invaluable insights, guidance and unique perspectives. We congratulate him on this distinguished appointment and wish him well in his new post as U.S. Secretary of Commerce.



Your Management Team

*Reuben Mark, 66
Chairman of the Board and Chief Executive Officer

See biographical information, left.

*William S. Shanahan, 64
President

Mr. Shanahan joined Colgate in 1965. He held a series of important positions in the United States and overseas, and became General Manager for Colgate's subsidiary in Brazil in 1972. In 1980 he was promoted to Vice President-General Manager for the Western Hemisphere and later became Group Vice President for Europe/Africa, Colgate-U.S., Canada, South Africa, Australia and New Zealand. He was elected Chief Operating Officer in 1989 and President in 1992.

*Ian M. Cook, 52
Chief Operating Officer

Mr. Cook is responsible for North America, Europe, Asia, Central Europe and Africa. He joined Colgate in the United Kingdom in 1976 and served as the Marketing Director of Colgate-Philippines, General Manager of the Dominican Republic, General Manager of Colgate's Nordic Group and Executive Vice President, Marketing of Colgate-U.S. In addition, Mr. Cook has been President of Colgate-U.S., and President of North America with additional responsibilities for Colgate Oral Pharmaceuticals and the Caribbean. Appointed to his current position in July 2004, Mr. Cook had most recently been Executive Vice President responsible for Colgate-North America and Europe.

*Javier G. Teruel, 54
Vice Chairman

Mr. Teruel is responsible for reviewing and sharpening the Company's worldwide strategy and for the operations of the Hill's Pet Nutrition Division. After joining Colgate in Mexico in 1971, he advanced through marketing and management positions in Latin America, later becoming Vice President of Body Care in Global Business Development in New York, and President and General Manager of Colgate-Mexico. Subsequently, Mr. Teruel served as President of Colgate-Europe, followed by Chief Growth Officer responsible for the Company's growth functions. Appointed to his current position in July 2004, Mr. Teruel had most recently been Executive Vice President responsible for Asia, Central Europe, Africa and Hill's Pet Nutrition.

*Lois D. Juliber, 56
Vice Chairman

Ms. Juliber is responsible for Latin America and for the Company's global growth functions: Global Business Development, Research and Development, Global Product Supply Chain, Information Technology, Corporate Development and Corporate Communications. She joined Colgate in 1988 from General Foods, where she was a Vice President. Appointed to her current position in July 2004, Ms. Juliber was previously President of Colgate's Far East/Canada Division, Chief Technological Officer, President Colgate-North America, Executive Vice President of North America and Europe, and Chief Operating Officer responsible for Colgate's international operations. Ms. Juliber will retire on April 1, 2005.

*Michael J. Tangney, 60
Executive Vice President and President, Colgate-Latin America

Mr. Tangney joined Colgate in 1971 and held various U.S. and international management positions in Latin America and Europe. He was appointed to his current position in 2000, having most recently been President of Colgate-Latin America and President of Colgate-Mexico.

*Stephen C. Patrick, 55
Chief Financial Officer

Joined Colgate in 1982 after having been a Manager at Price Waterhouse. Before being named CFO in 1996, Mr. Patrick held a series of key financial positions, including Vice President and Corporate Controller and Vice President-Finance for Colgate-Latin America.

*Andrew D. Hendry, 57
Senior Vice President, General Counsel and Secretary

Joined Colgate in 1991 from Unisys, where he was Vice President and General Counsel. A graduate of Georgetown University and NYU Law School, Mr. Hendry has also been a corporate attorney at a New York law firm and at Reynolds Metals Company (now part of Alcoa, Inc.).

Esmond Alleyne
VP, Global Information Technology

*Steven R. Belasco
VP, Taxation & Real Estate

David P. Bencze
VP, Colgate-North America

Andrea Bernard
VP, Associate General Counsel, Marketing

*Philip A. Berry
VP, Global Workplace Initiatives

Mauricio Boscan
VP, Division General Counsel-Latin America

John H. Bourne
VP, Colgate-North America

Peter Brons-Poulsen
VP & GM, Nordic Group

Hans Brouwer
VP & GM, Colgate-South Africa

Don Buchner
VP, Hill's Pet Nutrition

Stuart D. Burkhead
VP, Hill's Pet Nutrition

Nigel B. Burton
VP, Global Oral Care

Marsha Butler
VP, Global Oral Care

Antonio Campos-Neto
VP & GM, Colgate-China

Antonio Caro
VP, Global Sales

Jay Cassidy
VP, Audit

Peter C. Chase
VP, Marketing, Colgate-U.S.

Jim Clark
VP, Colgate-Asia Pacific

Martin J. Collins
VP, Global Human Resources

Stephen J. Conboy
VP, Colgate-Africa/Middle East Division

Michael A. Corbo
VP, Colgate-Latin America

Graeme D. Dalziel
VP & GM, South Asia Region

S. Peter Dam
President, Colgate-Brazil

Edward C. Davis
VP, Global Budget & Planning

Alec de Guillenchmidt
VP, Colgate-Europe

Robert W. Dietz
VP, Colgate-Europe

Hector I. Erezuma
VP, International Tax Planning & Administration

Guillermo M. Fernandez
President & GM, Mexico

James S. Figura
VP, Colgate-U.S.

*Edward J. Filusch
VP & Corporate Treasurer

Stephen J. Fogarty
VP, Global Oral Care

Chester P.W. Fong
VP & GM, Business Development, Colgate-Asia Pacific

E. Renee Franklin
VP, Human Resources

Robert E. Frazier
VP, Colgate-Asia Pacific

Abdul Gaffar
VP, Growth Technology Development

*Fabian Garcia
President, Colgate-Asia Pacific

Peggy Gerichter
VP & GM, Central American Region

Nina D. Gillman
VP, Senior Associate General Counsel, Corporate Assistant Secretary

Walter H. Golembeski
VP, Product Supply Chain

Stefan S. Gorkin
VP, Global Labor Relations

Peter Graylin
VP, Division General Counsel, Colgate-Asia Pacific

Tom Greene
VP, Global Information Technology, Global Development

David R. Groener
VP, Global Product Supply Chain

Karen Guerra
VP & GM, Colgate-France

John Guiney
VP, Colgate-Asia Pacific

Luis Gutierrez
VP & GM, Colgate-Colombia

Jack J. Haber
VP, e-Business

Tarek S. Hallaba
President, Global Personal Care

Suzan F. Harrison
VP & GM, Professional Oral Care, North America

Roland Heincke
VP, Colgate-Europe

*Dennis J. Hickey
VP, Corporate Controller

Sheila A. Hopkins
VP, Palmolive Equity, Global Business Development

Al Horning
VP, Hill's Pet Nutrition

Stuart A. Hulke
VP, Technology

*John J. Huston
VP, Office of the Chairman

Henning Jakobsen
VP, Colgate-U.S.

N. Jay Jayaraman
VP, Global Oral Care

Scott W. Jeffery, Jr.
President, Central Europe & Russia Division

Malcolm Jones
VP, Finance, Global Strategy & Planning

*Robert J. Joy
Sr. VP, Global Human Resources

Jules P. Kaufman
VP, Associate General Counsel, Colgate-Europe

Patrick A. Keefe
VP, Global Security

Robert G. Kirkpatrick
VP, Global Media

Joy D. Klemencic
VP, Hill's Pet Nutrition

Donald R. Klock
VP, Global Materials, Logistics & Sourcing

Betty M. Kong
VP, Quality

Yoshio Koshimura
VP, Hill's Pet Nutrition-Asia Pacific

Andrea Lagioia
VP, Commercial Effectiveness

Leo Laitem
VP, Home Care, Research & Development

Irene Lin
VP, Colgate-Asia Pacific

Daniel B. Marsili
VP, Global Human Resources

*Ronald T. Martin
VP, Global Business Practices & Corporate Social Responsibility

Seamus E. McBride
President, Colgate-U.S.

Donna B. McNamara
VP, Global Human Resources

Beth McQuillan
VP, Global Marketing Counsel, Personal Care

Maria Fernanda Mejia
VP, Colgate-Europe

Richard Mener
President, Colgate-Africa/Middle East Division

*Franck J. Moison
President, Colgate-Europe

Francis A. Morelli
VP, Global Information Technology

Steven K. Morse
VP, Hill's Pet Nutrition

Josue M. Muñoz
VP, Colgate-Latin America

James A. Napolitano
VP, Colgate-U.S.

Jean-Marc Navez
VP, Colgate-France

Rosemary Nelson
VP, Division General Counsel, Colgate-U.S.

Talulla R. Newsome
VP, Finance & Operations, Global Growth Group

Debra Nichols
VP, Hill's Pet Nutrition

Jim Noble
VP, Risk Management & Insurance

Ellen Park
VP, Associate General Counsel, Patents

Paul T. Parker
VP, Human Resources

Randy Partee
VP, Hill's Pet Nutrition, U.S.

Chris E. Pedersen
VP & GM, Colgate-United Kingdom & Ireland

Joan Pierce
VP, Global Packaging

Robert C. Pierce
VP, Research & Development, Personal Care

Hans L. Pohlschroeder
VP, Treasury

Ricardo Ramos
VP & GM, Colgate-Venezuela

Jill H. Rothman
VP, Global Human Resources

Louis Ruggiere
VP & GM, Wal-Mart

Peter Q. Ryan
VP, Home Care, Colgate-U.S.

Reuven M. Sacher
VP, Research & Development, Oral Care

Jeff Salguero
VP, Advertising Production

Derrick E.M. Samuel
VP & GM, Colgate-South Pacific Region

Raffy L. Santos
VP & GM, Hawley & Hazel Taiwan

Scott Sherwood
VP & GM, Colgate-Portugal

Phil Shotts
VP, Assistant Corporate Controller

James H. Shoultz
VP & GM, Colgate-Germany

Barry N. Simpson
VP, Colgate-Asia Pacific

P. Justin Skala
President, Hill's Pet Nutrition, North America

Michael Sload
VP & GM, Oral Care, Colgate-U.S.

Coleen Smith
VP, Global Human Resources

Leonard D. Smith
VP, Global Supply Chain

P. Dorset Sutton
VP & GM, Southeast Asia Region

*Bina H. Thompson
VP, Investor Relations

Neil Thompson
VP & GM, Hill's Europe

Kathleen A. Thornhill
VP, Global Consumer & Market Knowledge

Heiko Tietke
President & GM, GABA

*Ed Toben
Chief Information Officer

Panagiotis Tsourapas
VP & GM, Colgate-Greece

Joseph A. Uzzolina
VP, Africa/Middle East Division

Daniel A. Vettoretti
VP & GM, Italy

Anthony R. Volpe
VP, Global Oral Care

Noel R. Wallace
VP, Global Toothbrush Division

Katherine S. Weida
VP, Human Resources

*Robert C. Wheeler
Chief Executive Officer, Hill's Pet Nutrition

Richard J. Wienckowski
VP, Hill's Pet Nutrition

David K. Wilcox
VP, Product Safety, Regulatory & Information

Francis M. Williamson
VP, Colgate-Latin America

Paul A. Witmond
VP & GM, Colgate-Malaysia

Gregory P. Woodson
President, Global Home Care

Julie A. Zerbe
VP, Corporate Communications

John E. Zoog
VP, Global Human Resources

*Corporate Officer

Eleven-Year Financial Summary[1]

	Ten-year compound annual growth rate	2004	2003	2002	2001
Continuing Operations					
Net sales[2]	3.6%	$10,584.2	$9,903.4	$9,294.3	$9,084.3
Results of operations:					
Net income	8.5%	1,327.1[3]	1,421.3	1,288.3	1,146.6
Per share, basic	9.8%	2.45[3]	2.60	2.33	2.02
Per share, diluted	10.0%	2.33[3]	2.46	2.19	1.89
Depreciation and amortization expense		327.8	315.5	296.5	336.2
Financial Position					
Current ratio		1.0	1.0	1.0	1.0
Property, plant and equipment, net		2,647.7	2,542.2	2,491.3	2,513.5
Capital expenditures		348.1	302.1	343.7	340.2
Total assets		8,672.9	7,478.8	7,087.2	6,984.8
Long-term debt		3,089.5	2,684.9	3,210.8	2,812.0
Shareholders' equity		1,245.4	887.1	350.3	846.4
Share and Other					
Book value per common share		2.43	1.71	.69	1.54
Cash dividends declared and paid per common share		.96	.90	.72	.675
Closing price		51.16	50.05	52.43	57.75
Number of common shares outstanding (in millions)		526.6	533.7	536.0	550.7
Number of common shareholders of record		36,500	37,700	38,800	40,900
Average number of employees		36,000	36,600	37,700	38,500


Global
Colgate
My Bright Smile with Colgate
Colgate
Colgate
COLGATE
Light up the Universe
smile

Dollars in Millions Except Per Share Amounts

2000	1999	1998	1997	1996	1995	1994
$9,004.4	$8,801.5	$8,660.8	$8,786.8	$8,493.1	$8,201.5	$7,444.5
1,063.8	937.3	848.6	740.4	635.0	172.0(4)	580.2(5)
1.81	1.57	1.40	1.22	1.05	.26(4)	.96(5)
1.70	1.47	1.30	1.13	.98	.25(4)	.89(5)
337.8	340.2	330.3	319.9	316.3	300.3	235.1
1.0	1.0	1.1	1.1	1.2	1.3	1.4
2,528.3	2,551.1	2,589.2	2,441.0	2,428.9	2,155.2	1,988.1
366.6	372.8	389.6	478.5	459.0	431.8	400.8
7,252.3	7,423.1	7,685.2	7,538.7	7,901.5	7,642.3	6,142.4
2,536.9	2,243.3	2,300.6	2,340.3	2,786.8	2,992.0	1,751.5
1,468.1	1,833.7	2,085.6	2,178.6	2,034.1	1,679.8	1,822.9
2.57	3.14	3.53	3.65	3.42	2.84	3.12
.63	.59	.55	.53	.47	.44	.39
64.55	65.00	46.44	36.75	23.06	17.56	15.84
566.7	578.9	585.4	590.8	588.6	583.4	577.6
42,300	44,600	45,800	46,800	45,500	46,600	44,100
38,300	37,200	38,300	37,800	37,900	38,400	32,800

(1) All share and per share amounts have been restated to reflect the 1999 and 1997 two-for-one stock splits.

(2) Net sales amounts for 2001 and prior have been revised to reflect the reclassification of certain sales incentives and promotional expenses from selling, general and administrative expenses to a reduction of net sales and cost of sales in accordance with new accounting standards.

(3) Net income and earnings per share in 2004 include a provision for the 2004 Restructuring Program of $48.0 aftertax.

(4) Net income and earnings per share in 1995 include a net provision for restructured operations of $369.2 aftertax.

(5) Net income and earnings per share in 1994 include a one-time charge of $5.2 for the sale of a non-core business, Princess House.

Building Oral Health Awareness

The winning entries of 12 children from around the world are featured in Colgate's 2005 "My Bright Smile" calendar. Winners are awarded a scholarship and the child's school receives a grant. The annual art contest, open to children ages six to nine, is part of the Company's Bright Smiles, Bright Futures initiative that promotes the importance of oral health through education and prevention. Bright Smiles, Bright Futures reaches 50 million children annually in 30 languages and 80 countries.

Glossary of Terms

- **Commercial investment:** includes media, promotion and other consumer and trade incentives, some of which reduce reported net sales.
- **Corporate governance:** the practices, principles and values that guide our Company and its business every day, at all levels of the organization.
- **Market share:** the percentage of a category or segment's retail sales obtained by one brand or company. In this report, market shares are based on value share data provided primarily by ACNielsen. Global or regional shares are a weighted average of markets where Colgate competes and purchases third-party syndicated data.
- **Multifunctional selling team:** a team of Colgate professionals specializing in different functions (i.e., Sales, Finance, Customer Service/Logistics) that are organized around a customer, group of customers, channel or geography in order to match the customer's multidisciplinary needs.
- **New product groups:** also known as category innovation centers, dedicated teams of Colgate marketing and consumer insight professionals focused on identifying opportunities for new products from unmet consumer wants and needs or from unique local practices or behaviors that can be transferred to broader geographies. Colgate has new product groups on the ground in every geographic region.
- **SAP:** computer software that links all business processes into one integrated system that can be viewed in real time by everyone connected to it. This facilitates efficiencies and smooth running of the business. SAP is a trademark of SAP Aktiengesellschaft.
- **Unit volume growth:** growth in product units sold, weighted to reflect price per unit.

Non-GAAP Financial Measures

Operating profit and earnings per share are presented by the Company herein both as reported (on a GAAP basis) and excluding charges related to the restructuring program that began in the fourth quarter of 2004 and that is expected to be substantially completed by 2008 (the "2004 Restructuring Program"). Management believes these financial measures on an ex-restructuring basis provide useful information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period over period comparisons of such operations. The Company uses these financial measures internally in its budgeting process and as factors in determining compensation. While the Company believes that these financial measures are useful in evaluating the Company's business, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies.

COLGATE-PALMOLIVE COMPANY

300 Park Avenue New York, NY 10022-7499

Shareholder Information

Corporate Offices
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022-7499
(212) 310-2000

Annual Meeting
Colgate shareholders are invited to attend our annual meeting. It will be on Wednesday, May 4, 2005 at 10:00 a.m. in the Broadway Ballroom of the Marriott Marquis Hotel, Sixth Floor, Broadway at 45th Street, New York, NY. Even if you plan to attend the meeting, please vote by proxy. You may do so by using the telephone, the Internet or your proxy card.

Stock Exchanges
The common stock of Colgate-Palmolive Company is listed and traded on The New York Stock Exchange under the symbol CL and on other world exchanges including Frankfurt, London, Zurich and Euronext.

SEC and NYSE Certifications
The certifications of Colgate's Chief Executive Officer and Chief Financial Officer, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Colgate's 2004 Annual Report on Form 10-K. In addition, in 2004 Colgate's Chief Executive Officer submitted the annual certification to the NYSE regarding Colgate's compliance with the NYSE corporate governance listing standards.

Financial information, such as financial results, dividend news and SEC filings, is available on Colgate's Internet site: www.colgate.com

Colgate also offers earnings information, dividend news and other corporate announcements toll-free at 1-800-850-2654. The information can be read to the caller and can also be received by mail or fax.

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of shareholder services, including change of address, transfer of stock to another person, questions about dividend checks and Colgate's Dividend Reinvestment Plan:

EquiServe Trust Company, N.A.
Attn: Colgate-Palmolive Company
P.O. Box 43069
Providence, RI 02940-3069
1-800-756-8700 or (781) 575-2724
E-mail: equiserve@equiserve.com
Internet address: www.equiserve.com
Hearing impaired: TDD: 1-800-952-9245

Dividend Reinvestment Plan
Colgate offers an automatic Dividend Reinvestment Plan (the "Plan") for common shareholders and a voluntary cash feature. Any brokers' commissions or service charges for stock purchases under the Plan are paid by Colgate. Shareholders can sign up for this Plan by contacting our transfer agent, listed above.



Independent Public Accountants
PricewaterhouseCoopers LLP

Communications to the Board of Directors
Shareholders and other interested parties are encouraged to communicate directly with the Company's independent directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the General Counsel, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, NY 10022-7499. Shareholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address, in care of the Office of the General Counsel. Under procedures established by the Company's independent directors, each letter and e-mail sent in accordance with these instructions is reviewed by the Legal Department and, unless such communications fall within certain categories (which are listed on the "Contact the Board" page at www.colgate.com), distributed to all of the independent directors or to individual directors, as appropriate, with copies to the Office of the Chairman.

Investor Relations/Reports
Copies of annual reports, press releases, company brochures, Forms 10-K and other publications are available without charge from the Investor Relations Department:

- by mail directed to the corporate address
- by e-mail, investor_relations@colpal.com
- by calling 1-800-850-2654 or by calling Investor Relations at (212) 310-2575

Individual investors with other requests:

- please write Investor Relations at the corporate address or
- call (212) 310-2575

Institutional investors:

- call Bina Thompson at (212) 310-3072

Other Reports
You can obtain a copy of Colgate's Environmental Policy Statement, Code of Conduct, Advertising Placement Policy Statement, Product Safety Research Policy, 2004 Report of Laboratory Research with Animals or Colgate: Respecting The World Around Us—Living Our Values For Sustainability by writing to Consumer Affairs at Colgate-Palmolive Company, 300 Park Avenue, New York, NY 10022-7499.

Consumer Affairs
(For Oral, Personal and Home Care)
1-800-468-6502
(For Hill's Pet Nutrition)
1-800-445-5777

Corporate Communications
(212) 310-2199

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